Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

TRANS ENERGY, INC.

EQT CORPORATION

and

WV MERGER SUB, INC.

Dated as of October 24, 2016

Exhibit A — Conditions of the Offer
Exhibit B — Tender Agreement
Exhibit C — Option/Restricted Stock Cancellation Acknowledgement and Agreement

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 24, 2016, is by and among Trans Energy, Inc., a Nevada corporation (the “Company”), EQT Corporation, a Pennsylvania corporation (“Parent”), and WV Merger Sub, Inc., a Nevada corporation and a wholly owned subsidiary of Parent (“Purchaser”).

RECITALS

WHEREAS, subject to the terms hereof, the respective Boards of Directors of the Company, Parent and Purchaser have approved the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Parent shall cause Purchaser to make a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”), at a price per Share (as defined in Section 1.1) of $3.58 (such amount, or any other amount per share paid pursuant to the Offer and this Agreement, the “Offer Price”), net to the stockholders in cash, on the terms and subject to the conditions set forth herein;

WHEREAS, the Company Board (as defined in Section 1.1) has resolved to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer and that they vote in favor of the adoption of this Agreement at any meeting of the stockholders of the Company held for such purpose (or any actions of stockholders by written consent in lieu of any such meeting), subject to the terms and conditions of this Agreement;

WHEREAS, the respective Boards of Directors of the Company, Parent and Purchaser have determined that it is advisable and in the best interests of their respective stockholders for Parent to acquire the Company by means of the Offer, followed by a merger of Purchaser with and into the Company (the “Merger”), on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the respective Boards of Directors of the Company, Parent and Purchaser have approved and declared advisable this Agreement, including all the terms and conditions set forth herein, and all the Transactions (as defined in Section 1.1), including the Offer and the Merger;

WHEREAS, it is a condition to the consummation of the Offer, prior to or contemporaneously with such consummation, Parent or an Affiliate (as defined in Section 1.1) of Parent completes its acquisition of certain properties from Republic Energy Ventures, LLC, Republic Partners VI, LP, Republic Partners VII, LLC, Republic Partners VIII, LLC and Republic Energy Operating, LLC (collectively “Republic”) pursuant to that certain Purchase and Sale Agreement dated as of October 24, 2016 (the “Republic Transactions”);

WHEREAS, simultaneously with the execution and delivery of this Agreement, and as a condition and material inducement to Parent’s willingness to enter into this Agreement, (i) certain stockholders of the Company have entered into a tender and support agreement, substantially in the form of Exhibit B hereto (the “Tender Agreement”), with Parent pursuant to which each such stockholder has agreed, among other things, to tender such stockholder’s Shares pursuant to the Offer, (ii) Parent and the Company have entered into a Joint Defense and Common Interests Agreement (the “Joint Defense Agreement”) with respect to the Abcouwer Matters (as defined below) and (iii) Parent, the Company and Republic, among others, have entered into a Tri-Party Agreement (the “Tri-Party Agreement”) with respect to certain matters related to matters of a common interest to the Transactions and the Republic Transactions; and

WHEREAS, each of the Company, Parent and Purchaser desires to make certain representations, warranties, covenants and agreements in connection with the Transactions and also to prescribe various conditions to the consummation thereof.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Certain Definitions. As used in this Agreement, the following terms have the following meanings:

“Abcouwer Matters” means (i) the action styled James K. Abcouwer vs. Trans Energy, Inc. pending in the Circuit Court of Kanawha County, West Virginia (Civil Action No. 12-C-416) before the Honorable Charles E. King, Jr. and (ii) the action styled James K. Abcouwer vs. Trans Energy, Inc., a foreign corporation, William F. Woodburn and Loren E. Bagley pending in the Circuit Court of Kanawha County, West Virginia (Civil Action No. 13-C-56) before the Honorable Carrie L. Webster.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (it being understood and agreed that such confidentiality agreement need not prohibit the making or amendment of any Alternative Proposal).

“Acceptance Time” means the time of acceptance for payment by Purchaser of any Shares pursuant to the Offer.

“Affiliate” has the meaning assigned to that term in Rule 12b-2 under the Exchange Act.

“Alternative Proposal” means any inquiry, offer, proposal or indication of interest, as the case may be, by any Person (or group of Persons), other than Parent and its Subsidiaries, that relates to (i) a transaction or series of transactions (including any merger, consolidation, recapitalization, reorganization, share exchange, liquidation, other direct or indirect business combination, or similar transaction) involving the direct or indirect issuance or acquisition of Shares or other equity securities of the Company representing twenty percent (20%) or more (in number or voting power) of the outstanding capital stock of the Company (other than the Transactions), (ii) any tender offer (including a self-tender offer), exchange offer or other transaction or series of transactions that, if consummated, would result in any Person, together with all Affiliates thereof, becoming the beneficial owner of Shares or other equity securities of the Company representing twenty percent (20%) or more (in number or voting power) of the outstanding capital stock of the Company, (iii) the direct or indirect acquisition, lease, license or purchase by any Person or group of Persons (other than the Company and the Company Subsidiaries), or any other disposition by the Company or any Company Subsidiary, of twenty percent (20%) or more of the consolidated assets of the Company (including the equity securities of any Company Subsidiary) and the Company Subsidiaries, taken as a whole (other than the Transactions), (iv) any direct or indirect issuance or sale or other disposition of equity securities representing twenty percent (20%) or more of the voting power of the Company in any combination of the foregoing or (v) the liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Company or the declaration or payment of an extraordinary dividend (whether in cash or other property) by the Company.

“Articles of Merger” means the articles of merger to be filed with the Secretary of State.

“Business Day” means a day other than Saturday or Sunday or any other day on which banks in New York City are required to or may be closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Board” means the Board of Directors of the Company or, as applicable, any committee thereof.

“Company Credit Agreement” means that certain First Amended Credit Agreement dated as of July 31, 2015 by and among Morgan Stanley Capital Group, Inc., as administrative agent for the lenders party thereto from time to time (such lenders being referred to herein as the “Lenders”), American Shale Development, Inc., a Subsidiary of the Company, and the Lenders, as modified from time to time, including by the Forbearance Agreement.

“Company Material Adverse Effect” means a material adverse effect on the business (financial condition or otherwise), assets or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect: (1) any change, effect, event, occurrence, development, matter, state of facts, series of events or circumstance (any such item, an “Effect” ) arising out of or relating to (x) United States or global (or any region thereof) (A) economic, credit, financial or securities market conditions, including prevailing interest rates or currency rates or (B) regulatory or political conditions or (y) acts of terrorism or sabotage, the outbreak, escalation or worsening of hostilities (whether or not pursuant to the declaration of a national emergency or war), natural disasters (including hurricanes) or acts of God (except, with respect to this clause (1), to the extent that such Effect has a disproportionate adverse effect on the Company and the Company Subsidiaries, taken as a whole, as compared to the adverse impact such Effect has on other companies operating in the industry or markets in which the Company or any of the Company Subsidiaries operates); (2) any Effect that affects the oil and gas exploration and development industry generally (including changes in commodity prices, general market prices and regulatory changes affecting the oil and gas exploration and development industry generally)

so long as such changes or conditions do not adversely affect the Company and the Company Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other similarly situated participants in the oil and gas exploration and development industry; (3) any Effect arising out of, resulting from or attributable to the execution and delivery of this Agreement or the announcement, pendency or consummation of any of the Transactions, including any loss of employees; (4) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other applicable Law of or by any national, regional, state or local governmental entity in the United States or elsewhere in the world, so long as such adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal does not disproportionately impact the Company and the Company Subsidiaries, taken as a whole, relative to other industry participants; (5) any change in the market price or trading volume of the Company’s securities; (6) any changes in GAAP or accounting standards, requirements or interpretations; and (7) any Effect arising out of, resulting from or attributable to any action(s) taken, or failure(s) to take action, (x) by Parent or Purchaser in breach of this Agreement or (y) by the Company with the prior written consent of Parent.

“Company Subsidiary” means any Subsidiary of the Company.

“Company’s Knowledge,” “Company Knowledge” or “Knowledge of the Company” means the actual knowledge, after due investigation, of John Corp, Stephen Lucado or Mark Woodburn.

“Confidentiality Agreement” means that certain Confidentiality Agreement dated December 1, 2015 by and between the Company and EQT Production Company, as it may be amended or extended from time to time.

“Contract” means any written contract, agreement, lease, instrument or other legally binding contractual commitment.

“Dissenters’ Right Statutes” means NRS 92A.300 through 92A.500, inclusive.

“Environmental Law or Laws” shall mean any and all Laws pertaining to protection of public health and welfare (with respect to exposure to Hazardous Substances or contamination in the environment) or protection of the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), conservation of resources (including threatened or endangered species) or natural resource damages, currently in effect and applicable to a specified Person and its Subsidiaries, including the Clean Air Act, as amended, the Comprehensive Environmental, Response, Compensation, and Liability Act of 1980, as amended (“CERCLA”), the Federal Water Pollution Control Act, as amended, the Resource Conservation and Recovery Act of 1976, as amended (“RCRA”), the Safe Drinking Water Act, as amended, the Toxic Substances Control Act, as amended, the Hazardous & Solid Waste Amendments Act of 1984, as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Hazardous Materials Transportation Act, as amended, the Oil Pollution Act of 1990, as amended, the Atomic Energy Act, as amended, and any state or local Laws implementing or analogous to the foregoing federal Laws.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, including all rules and regulations promulgated thereunder.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Forbearance Agreement” means that Forbearance Agreement dated as of August 16, 2016, by and among the parties to the Company Credit Agreement.

“Fully Diluted Shares” means all outstanding securities entitled generally to vote in the election of directors of the Company on a fully diluted basis, after giving effect to the exercise or conversion of all options, rights and securities exercisable or convertible into such voting securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof; provided, that Fully Diluted Shares shall not include the Top-Up Shares issued upon the exercise of the Top-Up Option.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any federal, state or local court, administrative or regulatory agency or commission or any other governmental authority or instrumentality.

“Hazardous Substance” shall have the meaning specified in CERCLA for “hazardous substance;” provided, however, that, to the extent the Laws of the state or locality in which the property is located establish a meaning for “hazardous substance” that is broader than that specified in CERCLA, such broader meaning shall apply, and the term “hazardous substance” shall include all dehydration and treating wastes, waste (or spilled) oil, and waste (or spilled) petroleum products, friable asbestos-containing materials, polychlorinated biphenyls, and, to the extent in excess of permitted levels, radioactive material (including naturally occurring radioactive material and any source, special or byproduct material as defined in the Atomic Energy Act and any amendments or authorizations thereof), even if such are specifically exempt from classification as hazardous substances pursuant to CERCLA or the analogous statutes of any jurisdiction applicable to the specified Person or the Company Subsidiaries or any of their respective properties or assets.

“Hydrocarbons” shall mean oil, condensate, gas, casinghead gas and other liquid or gaseous hydrocarbons.

“Intellectual Property” means all intellectual property rights arising under the laws of any jurisdiction, and includes, without limitation, all confidential proprietary information, all trade secrets, know-how, patents and patent applications, all trademarks and service marks and applications for registration thereof, all copyrights and applications for registration thereof and all Internet domain name registrations.

“Judgment” means any federal, state, or local injunction, order, writ, ruling or decree of any Governmental Entity.

“Law” means any law (including common law), statute, code, ordinance, rule, regulation, judgment, order, Permit, writ, decree or injunction of any Governmental Entity.

“Lien” means any lien, mortgage, deed of trust, encumbrance, claim or security interest.

“Marketable Title” shall mean such title that: (i) free and clear of any Lien, except for Permitted Liens; (ii) except as set forth in Section 4.8(b) of the Company Disclosure Schedule, entitles the Company or any of the Company Subsidiaries to receive a percentage of Hydrocarbons produced, saved, and marketed from such well or property not less than the interest set forth in Section 4.8(c) of the Company Disclosure Schedule with respect to each property set forth therein under the caption “Net Revenue Interest” or “NRI” without reduction during the life of such property, except as stated in Section 4.8(c) of the Company Disclosure Schedule; (iii) does not obligate the Company or any of the Company Subsidiaries to pay costs or expenses relating to each such property in an amount greater than the interest set forth for that property under the caption “Working Interest” or “WI” in Section 4.8(c) of the Company Disclosure Schedule without increase over the life of such property, except as shown on Section 4.8(c) of the Company Disclosure Schedule; and (iv) entitles the Company or any of the Company Subsidiaries to an interest in a property set forth in Section 4.8(c) of the Company Disclosure Schedule with respect to each property set forth therein under the caption “Net Acres” throughout the productive life of such property without suspension, reduction or termination, except as may result from the actions of Parent or Purchaser or their assigns after Closing.

“Nevada Merger Law” means NRS Chapter 92A.

“NPCL” means NRS Chapter 78.

“NRS” means the Nevada Revised Statutes, as amended from time to time.

“Oil and Gas Interests” means (i) direct and indirect interests in and rights with respect to oil, gas, mineral, and related real properties, direct or indirect, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other nonworking interests and non-operating interests; (ii) all contracts in connection therewith and claims and rights thereto (including all oil and gas leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, oil and gas sales, exchange and processing contracts and agreements, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations, and concessions; and (iii) all easements, rights of way, Permits, leases, and other interests associated with, appurtenant to, or necessary for the operation of any of the foregoing.

“Parent’s Knowledge” means the actual knowledge, without investigation, of Steven Prelipp and Lewis Gardner.

“Permits” means all permits, licenses and governmental authorizations, registrations and approvals, franchises, consents, certificates, waivers, clearances, credits (including, but not limited to, any emission reduction credits, emission offsets or similar credits under mandatory programs under Environmental Laws), immunities, privileges, grants and other rights or approvals.

“Permitted Liens” means (i) Liens associated with the Company Credit Agreement and Liens as are set forth in Section 4.8 of the Company Disclosure Schedule; (ii) Liens, security interests and other encumbrances to be released, and which are in fact released, at or prior to Closing; (iii) consents to assignment and similar contractual provisions affecting a property or asset of the Company with respect to which consents are obtained from appropriate parties, or, in the case of consents of Governmental Entities, if such consents are customarily obtained subsequent to a sale or conveyance; (iv) preferential rights to purchase and similar contractual provisions affecting such property or asset with respect to which waivers are obtained from the appropriate parties or the appropriate time period has expired without an exercise of the rights; (v) rights reserved to or vested in a Governmental Entity having jurisdiction to control or regulate such property or asset in any manner whatsoever and all laws of such Governmental Entities; (vi) easements, rights-of-way, permits, licenses, servitudes, surface leases, sub-surface leases, grazing rights, logging rights, pipelines, utility lines, railways, streets, roads and structures on, over or through such asset that do not materially affect or impair the customary ownership, use or operation of such property or asset; (vii) Liens for current Taxes or assessments not yet due and payable; (viii) Liens of operators relating to obligations not yet due and payable and for which the Company is not in default; (ix) statutory landlord’s, materialmen’s, mechanic’s, repairman’s, employee’s, contractor’s or other similar Liens or charges relating to obligations not yet due and payable and for which the Company is not in default; (x) the terms and conditions of the instruments creating such property or asset (including all oil and gas leases) and all lessors’ royalties, overriding royalties, net profits interests, carried interests, production payments, reversionary interests and other burdens on or deductions from the proceeds of production (in each case) that do not operate to reduce the net revenue interest (referred to herein as “NRI”) for such property or asset (if any) set forth in Section 4.8(c) of the Company Disclosure Schedule or increase the working interest (referred to herein as “WI”) for such property or asset (if any) set forth in Section 4.8(c) of the Company Disclosure Schedule, without a corresponding proportionate increase in the corresponding NRI; (xi) contractual Liens arising under production sales contracts; division orders; contracts for sale, purchase, exchange, refining or processing of Hydrocarbons; farm-out or farm-in agreements; participation agreements; unitization and pooling designations, declarations, orders and agreements; operating agreements; agreements of development; area of mutual interest agreements; joint venture and oil and gas partnership agreements; gas balancing and deferred production agreements; plant agreements; production handling agreements; processing agreements; pipeline, gathering and transportation agreements; injection, repressuring and recycling agreements; carbon dioxide purchase or sale agreements; salt water or other disposal agreements; seismic or other geophysical permits or agreements; agreements for the lease of office space; and other agreements (in each case) set forth on Section 1.1(a) of the Company Disclosure Schedule to the extent the same are ordinary and customary to the oil, gas and other mineral exploration, development, operating, processing or extraction business; (xii) all defects and irregularities affecting such property or asset that (A) do not operate to reduce the NRI for such property or asset (if any) set forth in Section 4.8(c) of the Company Disclosure Schedule or increase the WI for such property or asset (if any) set forth in Section 4.8(c) of the Company Disclosure Schedule, without a corresponding proportionate increase in the corresponding NRI, (B) do not otherwise interfere materially with the operation, value or use of such property or asset, (C) are not the subject of an adverse claim threatened or prosecuted by a Person other than a party hereto and (D) would customarily be waived by a prudent and sophisticated land manager in the Appalachian basin in the ordinary conduct of exploration and drilling activities; (xiii) Liens in connection with workers’ compensation, unemployment insurance or other social security, old age pension or public liability obligations which are not delinquent or which are being contested in good faith by appropriate action; and (xiv) Liens on cash or securities pledged to secure performance of tenders, surety and appeal bonds, government contracts, performance and return of money bonds, bids, trade contracts, leases, statutory obligations, regulatory obligations and other obligations of a like nature incurred in the ordinary course of business, in each case as set forth on Section 1.1(b) of the Company Disclosure Schedule.

“Person” shall be construed as broadly as possible and shall include an individual or natural person, a partnership, a corporation, an association, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization and a Governmental Entity.

“Release” shall have the meaning specified in CERCLA for “release;” provided, however, that, to the extent the Laws of the state or locality in which the property is located establish a meaning for “release” that is broader than that specified in either CERCLA, such broader meaning shall apply.

“Representatives” means, when used with respect to any Person, such Person’s officers, directors, employees, agents, advisors and other representatives (including any investment banker, financial advisor, attorney or accountant retained by or on behalf of such Person or any of the foregoing).

“SEC” means the United States Securities and Exchange Commission.

“Secretary of State” means the Nevada Secretary of State.

“Securities Act” means the Securities Act of 1933, as amended, including all rules and regulations promulgated thereunder.

“Share” means a share of Company Common Stock; and “Shares” means shares of Company Common Stock.

“Subsidiary” means, when used with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which at least a majority of the securities or other ownership interests having by their terms voting power to elect a majority of the board of directors, or others performing similar functions with respect to such corporation or other organization, is beneficially owned or controlled, directly or indirectly, by such Person or by any one or more of its Subsidiaries (as defined in the preceding clause), or by such Person and one or more of its Subsidiaries.

“Superior Proposal” means any bona fide written Alternative Proposal (provided, that for purposes of this definition, the applicable percentages in clauses (i), (ii) and (iii) of the definition of Alternative Proposal shall be fifty percent (50%) rather than twenty percent (20%)), which (on its most recently amended or modified terms, if amended or modified) the Company Board determines in good faith (after consultation with financial advisors and legal counsel), if consummated, would result in a transaction that is (i) more favorable to the Company’s stockholders (other than Parent, Purchaser and their respective Affiliates) from a financial point of view than the Transactions, including any revisions to the terms of this Agreement and the

Merger proposed by Parent during the Notice Period set forth in Section 6.2(c), (ii) reasonably expected to be consummated in a timely manner taking into account the capacity of the conditions to be satisfied, legal, financial, regulatory and other aspects of such Alternative Proposal (including the identity of the Person or group of Persons making such Alternative Proposal) and (iii) not subject to a financing contingency or to the extent financing for such proposal is required, that such financing is committed (subject to customary terms and conditions).

“Tax” means any net income, alternative or add-on minimum gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, social security, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, or any other tax, custom duty, governmental fee or other like assessment or charge of any kind whatsoever imposed by any Governmental Entity, together with any interest, penalty or addition to tax imposed with respect thereto.

“Transactions” means, collectively, all of the transactions contemplated hereby, including the Offer, the Top-Up Option and the Merger.

“Wells” means all oil and/or gas wells, whether producing, operating, shut-in or temporarily abandoned associated with an Oil and Gas Interest of the applicable Person or any of its Subsidiaries, together with all oil, gas and mineral production from such well.

Section 1.2. Certain Other Definitions.

The following terms are defined in the respective Sections of the Agreement indicated:

Adverse Recommendation Change	Section 6.2(c)
Agreement	Preamble
Benefit Plan	Section 4.13(b)
Board Appointment Date	Section 2.1(e)
Book Entry Share	Section 3.1(c)(ii)
Certificate	Section 3.1(c)(ii)
Change in Control Agreements	Section 4.2(a)
Change in Control Shares	Section 3.6
Closing	Section 2.5
Closing Date	Section 2.5
Company	Preamble
Company 401(k) Plan	Section 6.6(a)
Company Articles	Section 4.1(b)
Company By-Laws	Section 4.1(b)
Company Common Stock	Recitals
Company Disclosure Schedule	ARTICLE IV
Company Required Governmental Approvals	Section 4.4(a)
Company Reserve Report	Section 4.9
Company Stockholder Approval	Section 4.3(a)
Company Stock Option	Section 3.4
Current Report Matters	Section 6.5(b)
Dissenting Shares	Section 3.3
Effect	Section 1.1
Effective Time	Section 2.6
Exchange Fund	Section 3.2(a)
FLSA	Section 4.13(a)
Gordian	Section 4.20
Gordian Agreement	Section 7.2
Governmental Authorization	Section 4.12(b)
Indemnified Liabilities	Section 6.7(a)
Indemnified Parties	Section 6.7(a)
Indemnified Party	Section 6.7(a)
Indemnifying Party	Section 6.7(g)
Involuntary Petition	Section 8.1(e)(iv)
IRS	Section 4.13(c)
Joint Defense Agreement	Recitals
Material Contracts	Section 4.14(a)
Measurement Date	Section 4.2(a)
Merger	Recitals
Merger Consideration	Section 3.1(c)(i)
Minimum Tender Condition	Section 2.1(a)

Notice Period	Section 6.2(c)
Offer	Recitals
Offer Documents	Section 2.1(b)
Offer Price	Recitals
Outside Date	Section 8.1(b)(ii)
Parent	Preamble
Parent Material Adverse Effect	Section 5.1
Parent Required Governmental Approval	Section 5.3(a)
Payoff Letters	Section 2.11
Paying Agent	Section 3.2(a)
Preferred Stock	Section 4.2(a)
Proceeding	Section 6.7(a)
Proxy/Information Statement	Section 2.10(a)(i)
Purchaser	Preamble
Republic	Recitals
Republic Transactions	Recitals
Restricted Shares	Section 3.5
Sarbanes-Oxley Act	Section 4.5(d)
Schedule 14D-9	Section 2.2(b)
SEC Documents	Section 4.5(a)
SEC Financial Statements	Section 4.5(b)
Stockholders’ Meeting	Section 2.10(a)(iii)
Surviving Corporation	Section 2.4
Tax Returns	Section 4.11(a)
Tender Agreement	Recitals
Termination Fee	Section 8.3(a)
Tri-Party Agreement	Recitals
Top-Up Notice	Section 2.3(c)
Top-Up Option	Section 2.3(a)
Top-Up Shares	Section 2.3(a)
WARN	Section 4.13(i)

ARTICLE II

THE OFFER AND THE MERGER

Section 2.1. The Offer.

(a) Subject to the conditions of this Agreement, Purchaser shall, and Parent shall cause Purchaser to use commercially reasonable efforts to, commence within five (5) Business Days from the date hereof (and in any event Purchaser shall, and Parent shall cause Purchaser to, commence within ten (10) Business Days from the date hereof) the Offer within the applicable rules and regulations of the SEC. The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment, and pay for, any Shares tendered pursuant to the Offer shall be subject to (i) there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that, together with Shares already owned by Parent and Purchaser or their respective Affiliates, would represent at least a majority of the Fully Diluted Shares (the “Minimum Tender Condition”) and (ii) the satisfaction, or waiver by Parent or Purchaser, of the other conditions and requirements set forth in Exhibit A, as such conditions may be modified in accordance with the express terms of this Agreement. The initial expiration date of the Offer shall be midnight (New York City time) on the twentieth (20th) Business Day following commencement of the Offer (determined pursuant to Rule 14d-1(g)(3) of the Exchange Act). Purchaser expressly reserves the right in its sole discretion to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer, except that, without the written consent of the Company, Purchaser shall not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) waive or amend the Minimum Tender Condition, (iv) add to the conditions set forth in Exhibit A or modify any condition set forth in Exhibit A in any manner adverse to the Company or the holders of the Shares, (v) except as otherwise provided in this Section 2.1(a), extend the Offer or change the form of consideration payable in the Offer or (vi) otherwise amend the Offer in any manner adverse to the Company or the holders of the Shares. The parties hereto agree to cooperate in good faith to modify the terms of the Offer as and if required by the SEC to the extent such modifications do not materially alter the Transactions or require any increase to the Offer Price. Notwithstanding any provision of this Agreement to the contrary, Purchaser shall extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer; provided, however, that Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, extend the Offer beyond the Outside Date. In addition, unless this Agreement has been terminated in accordance with its terms, if at the otherwise scheduled expiration date of the Offer any condition to the Offer is not satisfied, Purchaser shall, and Parent shall cause Purchaser to extend the Offer for one (1) or more consecutive increments of not more than ten (10) Business Days each (or for such longer period as may be agreed to by the Company); provided, however, that Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, extend the Offer beyond the Outside Date. On the terms and subject to the conditions of the Offer and this Agreement, Purchaser shall, and Parent shall cause Purchaser to, accept and pay for (subject to any withholding of Tax pursuant to Section 3.2(e)) all Shares validly tendered and not validly withdrawn pursuant to the Offer that Purchaser becomes obligated to purchase pursuant to the Offer promptly after the expiration of the Offer (as it may be extended and re-extended in accordance with this Section 2.1(a)). Purchaser expressly reserves the right to, in its sole discretion, following the Acceptance Time, extend the

Offer for a “subsequent offering period” (and one or more extensions thereof) in accordance with Rule 14d-11 under the Exchange Act, and the Offer Documents may, in Purchaser’s sole discretion, provide for such a reservation of right. Nothing contained in this Section 2.1(a) shall affect any termination rights in Article VIII.

(b) On the date of commencement of the Offer, Parent and Purchaser shall file with the SEC, pursuant to and in accordance with Rule 14d-3 and Regulation M-A under the Exchange Act, a Tender Offer Statement on Schedule TO with respect to the Offer, which shall contain an offer to purchase and a related letter of transmittal and summary advertisement (such Schedule TO and the documents included therein pursuant to which the Offer shall be made, together with any supplements or amendments thereto, the “Offer Documents”). Parent and Purchaser agree to take all steps necessary to cause the Offer Documents to be disseminated to holders of Shares as and to the extent required by the Exchange Act. The Company shall promptly furnish to Parent and Purchaser all information concerning the Company required by the Exchange Act to be set forth in the Offer Documents or reasonably requested by Parent and Purchaser for inclusion therein. Each of Parent, Purchaser and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect and to correct any material omissions therein; and each of Parent and Purchaser shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents, as so amended or supplemented, to be filed with the SEC and the Offer Documents, as so amended or supplemented, to be disseminated to the Company’s stockholders, in each case as and to the extent required by applicable Federal securities laws. Parent and Purchaser shall provide the Company and its counsel copies of any written comments, and shall inform the Company and its counsel of any oral comments or material discussions, that Parent, Purchaser or their counsel may receive from or engage in with the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments or the commencement or occurrence of any such discussions. Prior to (i) filing of Offer Documents (including any amendment or supplement thereto) with the SEC or the dissemination thereof to the stockholders of the Company or (ii) responding to any comments of the SEC with respect to the Offer Documents, in each case, Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to review and comment on such Offer Documents or response (including the proposed final version thereof), and Parent and Purchaser shall give reasonable consideration in good faith to any comments made by the Company or its counsel.

(c) Parent shall provide or cause to be provided to Purchaser on a timely basis the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer.

(d) Purchaser shall not terminate the Offer prior to any scheduled expiration thereof without the prior written consent of the Company, except in the event that this Agreement is terminated pursuant to Article VIII. In the event that this Agreement is terminated pursuant to Article VIII prior to any scheduled expiration thereof, Purchaser shall (and Parent shall cause Purchaser to) promptly (and in any event within two Business Days of termination), irrevocably and unconditionally terminate the Offer. If the Offer is terminated or withdrawn by Purchaser, or this Agreement is terminated prior to the purchase of Shares in the Offer, Purchaser shall promptly return, and shall cause any depository acting on behalf of Purchaser to return, all tendered Shares to the registered holders thereof.

(e) Subject to applicable Law, after the Acceptance Time Parent shall be entitled to designate such number of directors, rounded up to the next whole number, to serve on the Company Board as will give Purchaser representation on the Company Board equal to the product of (i) the total number of directors on the Company Board (giving effect to the election of any additional directors pursuant to this Section 2.1(e)) and (ii) the percentage that the number of Shares beneficially owned by Parent and/or Purchaser (including all Shares which have been accepted for payment pursuant to Article III) bears to the number of Shares outstanding, and upon the request of Parent, the Company shall promptly increase the size of the Company Board or use its commercially reasonable efforts to secure the resignations of such number of directors, and to appoint to the Company Board such individuals as designated by Parent pursuant to this Section 2.1(e), as is necessary to provide Parent with such level of representation (the date on which the majority of the Company’s directors are designees of Parent that have been effectively appointed to the Company Board in accordance herewith, the “Board Appointment Date”). Subject to applicable Law, the Company shall use its commercially reasonable efforts to cause individuals designated by Parent to constitute the same percentage as is on the entire Company Board (after giving effect to this Section 2.1(e)) to be on (i) each committee of the Company Board of the Company and (ii) each board of directors and each committee thereof of each Company Subsidiary. The Company’s obligations to appoint designees to the Company Board shall be subject to compliance with Section 14(f) of the Exchange Act. At the request of Parent, the Company shall promptly take, at its expense, all actions required pursuant to Section 14(f) and Rule 14f-1 under the Exchange Act in order to fulfill its obligations under this Section 2.1(e) and shall include in the Schedule 14D-9 or otherwise timely mail to its stockholders all necessary information to comply therewith. Parent will supply to the Company, and be solely responsible for, all information with respect to itself and its officers, directors and Affiliates required by Section 14(f) and Rule 14f-1 under the Exchange Act. Notwithstanding anything in this Agreement to the contrary, from and after the Board Appointment Date and prior to the Effective Time, subject to the terms hereof, any amendment or termination of this Agreement by the Company requiring action by the Company Board, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser hereunder, or waiver of any of the Company’s rights hereunder, in each case, will require the separate concurrence of a majority of the directors on the Company Board that were not appointed by Parent.

(f) If, between the date of this Agreement and the Acceptance Time, the outstanding Shares shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, the Offer Price shall be appropriately and proportionately adjusted to reflect such reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization.

Section 2.2. Company Actions.

(a) The Company hereby approves of and consents to the Offer and represents and warrants that the Company Board, at a meeting duly called and held, has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Offer, the Merger and the Top-Up Option, are advisable, and in the best interests of, the Company and its stockholders, (ii) adopted resolutions approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Offer (including the Tender Agreements), the Merger and the Top-Up Option, (iii) resolved to recommend that the stockholders of the Company accept the Offer, tender their Shares and, if required by applicable Law, adopt and approve this Agreement and the transactions contemplated hereby, including the Merger, provided that such recommendation may be withdrawn, modified or amended only in accordance with the provisions of Section 6.2, (iv) acknowledged that such approval is effective for all purposes under NRS 78.411 through 78.444, inclusive, (v) resolved to elect, to the extent permitted by Law, not to be subject to any “moratorium,” “business combination,” “fair price” or other form of anti-takeover Laws of any jurisdiction that may purport to be applicable to this Agreement (including, without limitation, NRS 78.411 through 78.444, inclusive), and (vi) taken all necessary actions to render the restrictions of any such anti-takeover Laws (including, without limitation, NRS 78.378 through 78.3793, inclusive, and NRS 78.411 through 78.444, inclusive) inapplicable to the Merger, Parent, Purchaser, and the acquisition of Shares pursuant to the Offer (including the Tender Agreements) and the Top-Up Option.

(b) The Company shall file with the SEC, as promptly as practicable after the filing by Parent of the Offer Documents (and in any case within five Business Days thereof) a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, as amended from time to time, the “Schedule 14D-9”) describing, subject to Section 6.2(a), the recommendations referred to in Section 4.3(b). The Company agrees to take all steps necessary to cause the Schedule 14D-9 to be disseminated to holders of Shares as and to the extent required by the Exchange Act. Parent and Purchaser shall promptly furnish to the Company all information concerning Parent and Purchaser required by the Exchange Act to be set forth in the Schedule 14D-9 or reasonably requested by the Company for inclusion therein. Each of the Company, Parent and Purchaser shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect and to correct any material omissions therein. The Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9, as so amended or supplemented, to be filed with the SEC and disseminated to the Company’s stockholders, in each case as and to the extent required by applicable Federal securities laws. The Company shall provide Parent and its counsel copies of any written comments and shall inform Parent and its counsel of any oral comments or material discussions that the Company or its counsel may receive from or engage in with the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments or the commencement or occurrence of any such discussions. Prior to the filing of the Schedule 14D-9 (including any amendment or supplement thereto) with the SEC or the dissemination thereof to the stockholders of the Company, or responding to any comments of the SEC with respect to the Schedule 14D-9, the Company shall provide Parent and its counsel a reasonable opportunity to review and comment on such Schedule 14D-9 or response (including the proposed final version thereof), and the Company shall give reasonable consideration in good faith to any comments made by Parent or its counsel. Subject to Section 6.2(a), the Company hereby consents to the inclusion in the Offer Documents of the recommendation of the Company Board contained in the Schedule 14D-9.

(c) In connection with the Offer, the Company shall furnish, or shall cause its transfer agent to furnish, Purchaser promptly with mailing labels containing the names and addresses of the record holders of the Shares as of a recent date and of those persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings, computer files and all other information in the Company’s possession or control regarding the beneficial owners of the Shares, and shall furnish to Purchaser such information and assistance (including updated lists of stockholders, security position listings and computer files) as Parent, Purchaser or their agents may reasonably request in communicating the Offer to the Company’s stockholders. Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Purchaser shall hold in confidence in accordance with the Confidentiality Agreement the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request of the Company, return to the Company or destroy all copies of such information then in their possession or control.

Section 2.3. Top-Up Option.

(a) Subject to Sections 2.3(b) and 2.3(c), the Company grants to Purchaser an irrevocable option (the “Top-Up Option”), for so long as this Agreement has not been terminated pursuant to the provisions hereof, to purchase from the Company that number of Shares equal to the number of Shares that, when added to the number of Shares owned by Parent, Purchaser or their respective Affiliates at the time of exercise of the Top-Up Option and following any “subsequent offering period”, constitutes at least one Share more than ninety percent (90%) of the Shares on a Fully Diluted Basis that would be outstanding immediately after the issuance of all Shares to be issued upon exercise of the Top-Up Option (such Shares to be issued upon exercise of the Top-Up Option, the “Top-Up Shares”).

(b) The Top-Up Option may be exercised, in whole but not in part, following the Acceptance Time; provided that, notwithstanding anything in this Agreement to the contrary, the Top-Up Option shall not be exercisable (i) to the extent that the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued Shares that are not reserved or otherwise committed to be issued, (ii) if any Law or Judgment then in effect shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Shares and (iii) unless Purchaser has accepted for payment all Shares validly tendered in the Offer and not withdrawn. The Top-Up Option shall terminate upon the earlier to occur of (x) the Effective Time and (y) valid termination of this Agreement in accordance with Article VIII. The aggregate purchase price payable for the Top-Up Shares being purchased by Purchaser pursuant to the Top-Up Option shall be determined by multiplying the number of such Top-Up Shares by the Offer Price, without interest. Such purchase price may be paid by Purchaser, at its election, either (A) entirely in cash or (B) by paying in cash an amount equal to not less than the aggregate par value of such Top-Up Shares and by executing and delivering to the Company a promissory note having a principal amount equal to the balance of such purchase price. Any such promissory note shall be fully secured by the Top-Up Shares (to the extent not prohibited by applicable Law), shall be full recourse against Parent and Purchaser, shall bear interest at the rate of two percent (2%) per annum, shall mature on the first (1st) anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty. Without the prior written consent of the Company, the right to exercise the Top-Up Option granted pursuant to this Agreement may be exercised only once and shall not be assigned by Purchaser other than to Parent or a wholly owned Subsidiary of Parent, including by operation of Law or otherwise, without the prior written consent of the Company. Any attempted assignment in violation of this Section 2.3(b) shall be null and void.

(c) In the event that Purchaser elects to exercise the Top-Up Option, Purchaser shall deliver to the Company written notice (the “Top-Up Notice”) setting forth (i) the number of Shares that Parent and Purchaser own immediately preceding the purchase of the Top-Up Shares, (ii) the manner in which Purchaser intends to pay the applicable purchase price and (iii) the place and time at which the closing of the purchase of such Top-Up Shares by Purchaser is to take place. The Top-Up Notice shall also include an undertaking signed by Parent and Purchaser that, as soon as practicable following such exercise of the Top-Up Option, Purchaser shall consummate the Merger in accordance with the Nevada Merger Law. The Company shall, as soon as practicable following receipt of such notice, deliver written notice to Purchaser specifying the number of Shares then outstanding and, based on the information provided by Purchaser in its notice, the number of Top-Up Shares. At the closing of the purchase of the Top-Up Shares, Parent and Purchaser shall cause to be delivered to the Company the consideration required to be delivered in exchange for the Top-Up Shares, and the Company shall cause to be issued to Purchaser the Top-Up Shares. The parties hereto agree to use their commercially reasonable efforts to cause the closing of the purchase of the Top-Up Shares to occur on the same day that the Top-Up Notice is deemed received by the Company pursuant to Section 9.4, and if not so consummated on such day, as promptly thereafter as possible. The parties hereto further agree to use their commercially reasonable efforts to cause the Merger to be consummated in accordance with NRS 92A.180, subject to other applicable Laws, as close in time as possible to (including, to the extent possible, on the same day as) the issuance of the Top-Up Shares. Parent, Purchaser and the Company shall cooperate to ensure that any issuance of the Top-Up Shares is accomplished in a manner consistent with all applicable Laws.

(d) Parent and Purchaser understand that the Top-Up Shares will not be registered under the Securities Act, and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering. Each of Parent and Purchaser represents and warrants to the Company that Purchaser is, and will be upon any exercise of the Top-Up Option, an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act. Each of Parent and Purchaser represents, warrants and agrees that the Top-Up Option is being, and the Top-Up Shares will be, acquired by Purchaser for the purpose of investment and not with a view to or for resale in connection with any distribution thereof within the meaning of the Securities Act. Any certificates evidencing Top-Up Shares shall include any legends required by applicable securities Laws.

(e) Notwithstanding anything to the contrary contained herein, each of Parent, Purchaser and the Company, as among and between one another, agrees and acknowledges that, in any proceeding under the Dissenters’ Rights Statutes with respect to Dissenting Shares, the fair value of the Dissenting Shares shall be determined in accordance with the Dissenters’ Rights Statutes without regard to the Top-Up Option, the Top-Up Shares or any cash or promissory note delivered by Purchaser to the Company as consideration therefor, and the Surviving Corporation shall not assert that the Top-Up Option, the Top-Up Shares or any cash or promissory note delivered by Purchaser to the Company in payment for such Top-Up Shares shall be considered in connection with the determination of the fair value of the Dissenting Shares in accordance with the Dissenters’ Rights Statutes.

Section 2.4. The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, (a) Purchaser shall be merged with and into the Company in accordance with the provisions of the Nevada Merger Law, and the separate existence of Purchaser shall cease and (b) the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall continue its corporate existence under the NPCL. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the NPCL and the Nevada Merger Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property, rights, powers, privileges and franchises of Purchaser shall vest in the Company as the Surviving Corporation, and all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of the Surviving Corporation. The Surviving Corporation may, at any time after the Effective Time, take any action (including executing and delivering any document) in the name and on behalf of either the Company or Purchaser in order to carry out and effectuate the transactions contemplated by this Agreement. The Surviving Corporation shall thereafter be responsible and liable for all the liabilities and obligations of the Company and Purchaser. Notwithstanding anything herein to the contrary, in the event that Parent, Purchaser or any other Subsidiary or Affiliate of Parent shall collectively own at least one Share more than ninety percent (90%) of the outstanding Shares, following the satisfaction or waiver (by the parties hereto) of the conditions set forth in Article VII, Parent and the Company hereby agree to take all necessary and appropriate action to cause the Merger to become effective, without a meeting of the holders of the Shares, in accordance with NRS 92A.180 as promptly as practicable.

Section 2.5. Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Baker Botts L.L.P., 98 San Jacinto Blvd., Austin, Texas 78701, at 10:00 a.m., local time, on a date designated by the Company which is reasonably satisfactory to Parent, which shall be as soon as practicable, but not later than two (2) Business Days, after satisfaction or waiver of all of the conditions set forth in Article VII (other than those conditions that by their nature must be satisfied on the Closing Date), or at such other place, time and date as the parties hereto shall agree. The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”

Section 2.6. Effective Time. Subject to the terms and conditions of this Agreement, at the Closing, Purchaser and the Company shall cause the Merger to be consummated by filing all necessary documentation, including the Articles of Merger, with the Secretary of State as provided in the relevant provisions of the Nevada Merger Law. The Merger shall become effective at the time that the Articles are duly filed with the Secretary of State, or such later date and time as is agreed upon by the parties hereto and specified in the Articles of Merger, subject to any applicable restrictions in the Nevada Merger Law. The time when the Merger becomes effective is hereinafter referred to as the “Effective Time.”

Section 2.7. Articles of Incorporation and By-Laws of the Surviving Corporation. At the Effective Time, (a) the Company Articles shall be the articles of incorporation of the Surviving Corporation and (b) the bylaws of the Surviving Corporation shall be amended and restated in a form substantially identical to the bylaws of Purchaser at the Effective Time, in each case, until thereafter duly amended as provided therein or by applicable Law (subject to Section 6.7(b) hereof).

Section 2.8. Directors and Officers of the Surviving Corporation. The directors of Purchaser and the officers of Purchaser immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the NPCL and the articles of incorporation and bylaws of the Surviving Corporation.

Section 2.9. Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in Law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company or (b) otherwise carry out the provisions of this Agreement, the Company and its officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in Law and to take all acts necessary, proper or desirable to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the provisions of this Agreement, and the officers and directors of the Surviving Corporation are authorized in the name of the Company or otherwise to take any and all such action.

Section 2.10. Stockholders’ Meeting.

(a) Subject to the terms and conditions of this Agreement, if the adoption of this Agreement by the Company’s stockholders at a meeting of stockholders is required by Law (including if the conditions to the Top-Up Option are not satisfied or if the Top-Up Option is for any reason deemed to be invalid or unenforceable), the Company, acting through the Company Board, shall take the following actions:

(i) as soon as reasonably practicable following the Acceptance Time, and in consultation with Parent, Purchaser and their counsel, prepare and file with the SEC a preliminary proxy statement or preliminary information statement, as applicable (such proxy statement or information statement, as amended and supplemented, the “Proxy/Information Statement”) relating to the Merger and this Agreement and use its commercially reasonable efforts to obtain and furnish the information required to be included by the Exchange Act in the Proxy/Information Statement and, after consultation with Parent, Purchaser and their counsel, to respond promptly to, and attempt to resolve, any comments received from the SEC with respect to the preliminary Proxy/Information Statement and cause to be mailed to the Company’s stockholders a definitive Proxy/Information Statement, a copy of this Agreement or a summary thereof and take all actions necessary to (x) comply with the Dissenters’ Rights Statutes (including, without limitation, the notice requirements set forth in NRS 92A.410) and (y) subject to the proviso in Section 2.10(a)(ii), obtain the necessary approval of this Agreement by its stockholders;

(ii) include in the Proxy/Information Statement the recommendation referred to in Section 4.3(b); provided, however, that such recommendation may be withdrawn, modified or amended, in each case (x) in accordance with the provisions of Section 6.2(c) or (y) other than in connection with an Alternative Proposal, if the Company Board shall have determined in good faith (after consultation with the Company’s outside counsel) that the failure to do so would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law; and

(iii) as soon as reasonably practicable following the clearance of the Proxy/Information Statement by the SEC, duly call, give notice of, convene and hold a special meeting of its stockholders (the “Stockholders’ Meeting”) for the purpose of considering and taking action upon this Agreement; provided, however, that the Company shall be permitted to delay or postpone convening the Stockholders’ Meeting if the Company Board shall have determined in good faith (after consultation with the Company’s outside counsel) that the failure to do so would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law.

(b) Parent and Purchaser shall in the case of a Stockholders’ Meeting, cause all Shares purchased pursuant to the Offer and all other Shares owned by Parent, Purchaser or any of their Affiliates to be voted in favor of the approval of this Agreement.

(c) The Company, Parent and Purchaser shall cooperate with each other in the preparation of any Proxy/Information Statement required hereunder. Parent, Purchaser and their counsel shall be given a reasonable opportunity to review and comment upon the Proxy/Information Statement prior to the filing thereof with the SEC, and the Company shall not file any preliminary or definitive Proxy/Information Statement, or amendment or supplement thereto, without providing Parent, Purchaser and their counsel a reasonable opportunity to review and comment thereon (which comments shall be reasonably considered in good faith by the Company). The Company shall provide Parent, Purchaser and their counsel, promptly after receipt thereof, with copies of any written comments or other material communications the Company or its counsel receives from time to time from the SEC or its staff with respect to the Proxy/Information Statement, and with copies of any written responses to and telephonic notification of any material verbal responses received from the SEC or its staff by the Company or its counsel with respect to the Proxy/Information Statement. If at any time prior to the approval and adoption of this Agreement by the Company’s stockholders the Company shall become aware of the occurrence of any event or other circumstance relating to it or any of the Company Subsidiaries as to which an amendment or supplement to the Proxy/Information Statement shall be required, the Company shall promptly prepare and mail to its stockholders such amendment or supplement. The Company shall not mail the Proxy/Information Statement, or any amendment or supplement thereto, without reasonable advance consultation with Parent, Purchaser and their counsel.

(d) The Company agrees that the information relating to the Company and the Company Subsidiaries contained in the Proxy/Information Statement, or in any other document filed in connection with this Agreement or any of the Transactions with any other Governmental Entity (to the extent such information was provided by the Company for inclusion therein), at the respective times that the applicable document is filed with the SEC or such other Governmental Entity and (if applicable) first mailed or otherwise disseminated to stockholders of the Company and, in addition, in the case of the Proxy/Information Statement, at the date it or any amendment or supplement thereto is mailed to the Company’s stockholders and at the time of the Stockholders’ Meeting, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(e) Parent shall provide the Company with the information concerning Parent, Purchaser and their respective Affiliates required to be included in the Proxy/Information Statement. Parent agrees that the information relating to Parent, Purchaser and their respective Affiliates contained in the Proxy/Information Statement, or in any other document filed in connection with this Agreement or any of the Transactions with any other Governmental Entity (to the extent such information was provided by Parent or Purchaser for inclusion therein), at the respective times that the applicable document is filed with the SEC or such other Governmental Entity and first mailed or otherwise disseminated to stockholders of the Company and, in addition, in the case of the Proxy/Information Statement, at the date it or any amendment or supplement thereto is mailed to the Company’s stockholders and at the time of the Stockholders’ Meeting, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 2.11. Repayment of Company Credit Agreement Indebtedness, Etc. At the Closing, the Company and the Parent each shall, and shall cause their respective Subsidiaries to, use their commercially reasonable efforts to cause the repayment in full of all liabilities and obligations in respect of all then-outstanding indebtedness under the Company Credit Agreement, the extinguishment and release all of liabilities and obligations under the Company Credit Agreement and all other documents and instruments in connection therewith and the release of any and all Liens and guarantees in connection therewith. Parent shall provide Purchaser with sufficient funds to pay for all Shares to be acquired in the Merger and the repayment of such indebtedness and related obligations. The Company shall, and shall cause the Company Subsidiaries to, use commercially reasonable efforts to deliver all notices and take other actions required to facilitate (a) repayment in full of all obligations in respect of such indebtedness (including the principal balance outstanding together with all accrued and unpaid interest thereon) on or prior to the Closing Date and (b) the release of any Liens and guarantees in connection therewith on or prior to the Closing Date. In furtherance and not in limitation of the foregoing, the Company, or the applicable Company Subsidiary, shall deliver to Parent, on the last day prior to the expiration of the Offer and at least five (5) Business Days prior to the Closing Date (or such later date as Parent may agree in writing, but in any event, on or prior to the Closing Date), payoff letters (the “Payoff Letters”), in substantially final form and in form and substance reasonably acceptable to Parent, from all financial institutions and other Persons to which such Company Credit Agreement indebtedness is owed, or the applicable agent, trustee or other representative on behalf of such Persons. In connection with this prepayment, Parent and the Company shall take all actions necessary to exercise and fulfill the terms of the “Call Option” set forth in Section 3(c) of the Forbearance Agreement in order to achieve payment in full under the Company Credit Agreement on the best possible terms to the Company.

ARTICLE III

CONVERSION OF SECURITIES

Section 3.1. Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Purchaser or any holder of any share of capital stock of the Company, Parent or Purchaser:

(a) Common Stock of Purchaser. Each share of common stock, no par value per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become that number of validly issued, fully paid and non-assessable shares of common stock, par value $0.001 per share, of the Surviving Corporation necessary to cause the number of outstanding shares of the Surviving Corporation immediately after the Merger to be equal to the number of outstanding Shares immediately before the Merger.

(b) Cancellation of Certain Shares. All Shares that are issued and outstanding immediately prior to the Effective Time and owned by any of Parent, Purchaser and any other Subsidiary of Parent, and all Shares held in the treasury of the Company or owned by any Company Subsidiary, shall automatically be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c) Conversion of Shares.

(i) Shares. Each Share issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares and any Shares to be cancelled in accordance with Section 3.1(b)) shall be converted into the right to receive the Offer Price in cash, payable to the holder thereof in accordance with this Article III (the “Merger Consideration”), upon surrender and exchange of a Certificate.

(ii) Cancellation. All such Shares when so converted shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate representing Shares that immediately prior to the Effective Time represented any such outstanding Share (other than any Dissenting Shares) (a “Certificate” ) and each non-certificated Share represented by book-entry (other than any Dissenting Shares) (a “Book Entry Share”) shall cease to have any rights with respect thereto, except the right to receive the applicable Merger Consideration therefor upon the surrender of such Certificate in accordance with Section 3.2.

(d) Certain Adjustments. Without limiting the other provisions of this Agreement, if, at any time during the period between the date of this Agreement and the Effective Time, any change in the number of Shares shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, or any stock dividend or stock distribution (including any dividend or distribution of securities convertible into or exchangeable for Shares) with a record date during such period, then the applicable Merger Consideration payable under Section 3.1(c) in respect of such Shares shall be equitably adjusted to reflect such change.

Section 3.2. Exchange of Shares.

(a) Paying Agent. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company (the “Paying Agent”) to receive, for the benefit of the Company stockholders, funds representing the aggregate Merger Consideration to which Company stockholders shall become entitled pursuant to Section 3.1(c) and for the purpose of exchanging the Merger Consideration for Certificates or Book Entry Shares. The Paying Agent shall also act as the agent for the Company stockholders for the purpose of holding the Certificates and shall obtain no rights or interests in the shares represented by such Certificates. At such times as the Paying Agent shall require, but no earlier than two days before the Paying Agent must pay the Merger Consideration, Parent shall deposit or cause to be deposited with the Paying Agent, for the benefit of holders of Certificates or Book Entry Shares, funds sufficient to pay the aggregate Merger Consideration payable upon conversion of Shares pursuant to Section 3.1(c) (such funds being hereinafter referred to as the “Exchange Fund”). For purposes of determining the aggregate amount to be so deposited, Parent shall assume that no stockholder of the Company shall perfect any right to appraisal of his, her or its Shares under the Dissenter’s Rights Statutes. If for any reason (including losses) such funds are inadequate to pay all amounts to which holders of Shares shall be entitled under Section 3.1(c), Parent shall promptly deposit or cause the Surviving Corporation promptly to deposit additional cash with the Paying Agent sufficient to make all payments required under this Agreement, and Parent and the Surviving Corporation shall in any event be liable for payment thereof. Such funds shall not be used for any purpose other than as set forth in this Article III, and shall be invested by the Paying Agent as directed by Parent or the Surviving Corporation solely in (i) direct obligations of the United States of America, (ii) obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, or (iv) a combination of any of the foregoing. Parent shall bear and pay all charges and expenses, including those of the Paying Agent, incurred in connection with the exchange of shares and the Exchange Fund. Any net profit resulting from, or interest or income produced by, such investments will be payable to Purchaser or Parent, as Parent directs.

(b) Exchange Procedures. Promptly after the Effective Time, but in any event not more than the fifth (5th) Business Day after the Effective Time, Parent shall cause the Paying Agent to mail or otherwise deliver to each holder of record of a Certificate or Book Entry Shares representing Shares which were converted pursuant to Section 3.1(c), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Shares, only upon proper delivery of such Certificate to the Paying Agent, or receipt by the Paying Agent of an “agent’s message” with respect to Book Entry Shares, which letter shall be in such form and have such other provisions as Parent and the Company shall mutually agree) and (ii) instructions for use in effecting the surrender of each such Certificate or Book Entry Shares in exchange for payment of the total amount of Merger Consideration that such holder is entitled to receive pursuant to this Agreement. Upon surrender of a Certificate or Book Entry Shares to the Paying Agent, together with such letter of transmittal, duly executed, and such other documents reasonably requested by the Paying Agent the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration (subject to subsection (e) of this Section 3.2) for each Share formerly represented by such Certificate or Book Entry Shares, and the Certificate or Book Entry Shares so surrendered shall forthwith be cancelled. If payment of any portion of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or transferred Book Entry Shares is registered, it shall be a condition of payment of such Merger Consideration that either (i) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book Entry Share shall be properly transferred, in each case, as determined by the Paying Agent and as set forth in the letter of transmittal and related instructions and (ii) the Person requesting such payment shall have paid to the Paying Agent in advance any Tax required by reason of the payment of such Merger Consideration to a Person other than the registered holder of the Certificate or Book Entry Shares surrendered or shall have established to the satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 3.2, each Certificate and Book Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive, in cash, the Merger Consideration for each Share formerly represented by such Certificate or Book Entry Share as contemplated by this Section 3.2. No interest will be paid or accrue upon the cash payable upon the surrender of Certificates.

(c) Transfer Books; No Further Ownership Rights in Shares. After the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Shares on the records of the Company. After the Effective Time, the holders of Certificates or Book Entry Shares evidencing ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law and, without limitation of the foregoing, subject to the Surviving Corporation’s obligation to pay any and all dividends with a record date prior to the Effective Time which may have been declared by the Company on Shares in accordance with the terms of this Agreement prior to the Effective Time. If, after the Effective Time, Certificates or Book Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article III.

(d) Termination of Fund; No Liability. At any time following six (6) months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) which had been made available to the Paying Agent for the payment of Merger Consideration and which have not been disbursed to holders of Certificates or Book Entry Shares, and thereafter such holders shall be entitled to look only to Parent and the Surviving Corporation, which shall thereafter act as the Paying Agent (subject to abandoned property, escheat or other similar Law), as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Certificate or Book Entry Shares, as determined pursuant to this Agreement. Notwithstanding the foregoing, neither Parent, the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Certificate or Book Entry Shares for Merger Consideration delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(e) Withholding Taxes. The right of any Person to receive payment or consideration payable upon surrender of a Certificate or Book Entry Shares pursuant to the Offer or the Merger will be subject to any applicable requirements with respect to the withholding of any Tax and each of Parent, the Surviving Corporation and the Paying Agent shall be entitled, without duplication, to deduct and withhold such amounts as it is required to deduct and withhold under applicable Law. To the extent amounts are so withheld by Parent, the Surviving Corporation or the Paying Agent, (i) such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Certificate or Book Entry Shares in respect of which the deduction and withholding was made and (ii) Parent shall, or shall cause the Surviving Corporation or the Paying Agent, as the case may be, to promptly pay over such withheld amounts to the appropriate Governmental Entity.

(f) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if requested by Parent or the Surviving Corporation, the delivery by such Person of a bond (in such amount as Parent or the Surviving Corporation may reasonably direct) as indemnity against any claim that may be made against the Paying Agent, Parent or the Surviving Corporation on account of the alleged loss, theft or destruction of such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the total amount of Merger Consideration deliverable in respect thereof as determined in accordance with this Article III.

Section 3.3. Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, Shares which are issued and outstanding immediately prior to the Effective Time and which are held by holders who shall have complied with the provisions of the Dissenters’ Rights Statutes (the “Dissenting Shares”) shall not be converted into the right to receive the applicable Merger Consideration, and holders of such Dissenting Shares shall be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of the Dissenters’ Rights Statutes, unless and until the applicable holder fails to comply with such provisions or effectively withdraws or otherwise loses such holder’s rights to receive payment of the fair value of such holder’s Shares under such provisions. If, after the Effective Time, any such holder fails to comply with the provisions of the Dissenters’ Rights Statutes or effectively withdraws or loses such right, such Dissenting Shares shall thereupon be treated as if they had been converted at the Effective Time into the right to receive the applicable Merger Consideration. The Company shall give Parent notice of any written demands for appraisal of Shares, and any other notices or communications, received by the Company under or relating to the Dissenters’ Rights Statutes, and shall give Parent the opportunity to participate in negotiations and proceedings with respect to such demands, notices and communications. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any such demands for appraisal or offer to settle or settle any such demands. The Company shall comply in all respects with, and reasonably cooperate with Parent and Purchaser regarding, any matters relating to the Dissenters’ Rights Statutes.

Section 3.4. Stock Options. Effective as of the Effective Time, each option (each, a “Company Stock Option”) to purchase Shares, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be cancelled and, in exchange therefor, the Surviving Corporation shall pay to each former holder of any such cancelled Company Stock

Option as soon as practicable following the Effective Time, but no later than the date that is 30 days following the Effective Time, an amount in cash (without interest, and subject to deduction for any required withholding Tax) equal to (i) the excess of the Merger Consideration over the exercise price per Share under such Company Stock Option multiplied by (ii) the number of Shares subject to such Company Stock Option; provided, that if the exercise price per Share of any such Company Stock Option is equal to or greater than the Merger Consideration, such Company Stock Option shall be cancelled without any cash payment being made in respect thereof.

Section 3.5. Restricted Stock Awards. Effective as of the Effective Time, each outstanding restricted share of Company Common Stock (the “Restricted Shares”), whether vested or unvested, shall be cancelled and, in consideration of such cancellation, the holder of the Restricted Shares shall be entitled to receive from the Company as soon as practicable following the Effective Time, but no later than the date that is 30 days following the Effective Time, an amount in cash (without interest, and subject to deduction for any required withholding Tax) equal to the Merger Consideration in consideration for each such Restricted Share.

Section 3.6. Change in Control Agreements. Effective as of the Effective Time and contingent on the applicable individual’s termination of employment as of the Effective Time, each Share issuable upon termination of employment as of or following the Effective Time pursuant to a Change in Control Agreement (the “Change in Control Shares”), shall be cancelled and, in consideration of such cancellation and subject to the execution of a waiver and release as required by the Change in Control Agreement, the person to whom such Change in Control Shares would be issued shall be entitled to receive as soon as practicable following the Effective Time, but no later than the date that is 30 days following the Effective Time, an amount in cash (without interest, and subject to deduction for any required withholding Tax) equal to the Merger Consideration in consideration for each such Change in Control Share so cancelled.

Section 3.7. Withholding Tax Arrangements. The Company shall make arrangements reasonably satisfactory to Parent to satisfy all withholding Tax requirements, if applicable, with respect to each Company Stock Option, Restricted Share, or Change of Control Share as a result of the consummation of the Transactions.

Section 3.8. Tax Treatment. The parties hereto agree that the Merger, together with the acceptance of the payment of Shares pursuant to the Offer, shall be treated for U.S. federal income tax purposes, and for applicable state, local, foreign, and other income Tax purposes, as a taxable purchase by Parent of the Shares converted in the Merger or accepted for payment pursuant to the Offer in exchange for the Offer Price, and for such purposes the separate corporate existence of Purchaser, any promissory note delivered as consideration for the Top-Up Shares and the Top-Up Shares shall be disregarded. Each of the parties hereto shall not, and shall not cause or permit its respective Affiliates to, take any tax position inconsistent with the treatment described in this Section 3.8.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule delivered by the Company to Parent and Purchaser simultaneously with the execution and delivery of this Agreement (the “Company Disclosure Schedule”), and except as disclosed in the Company’s SEC Documents filed since January 1, 2016 and made publicly available at least 24 hours prior to the execution of this Agreement (other than any disclosure under the headings “Risk Factors” or “Forward Looking Statements” or other similar headings), the Company represents and warrants to Parent and Purchaser as follows:

Section 4.1. Corporate Organization.

(a) Each of the Company and the Company Subsidiaries is (i) in the case of the Company, a corporation, duly incorporated, validly existing and in good standing under the laws of the State of Nevada or (ii) in the case of each Company Subsidiary, a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each of the Company and the Company Subsidiaries has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except for the failure to have such power and authority as would not be reasonably expected to have, when aggregated with all such other failures, a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly licensed or qualified to transact business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not be reasonably expected to have, when aggregated with all other such failures, a Company Material Adverse Effect.

(b) The copies of the Company’s articles of incorporation, as amended (the “Company Articles”), and the Company’s bylaws, as amended (the “Company By-Laws”), as provided to Parent and Purchaser, and as most recently filed with the Company’s SEC Documents are complete and correct copies of such documents as in effect as of the date of this Agreement. The Company is not in violation of any provision of the Company Articles or the Company By-Laws.

Section 4.2. Capitalization.

(a) The authorized capital stock of the Company consists of (i) 500,000,000 Shares and (ii) 10,000,000 shares of Preferred Stock, par value $0.001 per share (the “Preferred Stock”). At the close of business on October 21, 2016, (the “Measurement Date”) (w) 16,131,648 Shares were issued and outstanding and no shares of Preferred Stock were issued and outstanding, (x) 2,000 Shares were held in the Company’s treasury and no shares of Preferred Stock were held in the Company’s treasury, (y) 308,666 Restricted Shares were issued and outstanding and (z) 2,414,000 Shares were reserved for issuance under Company Stock Options or change in control agreements set forth on Section 4.2(a) of the Company Disclosure Schedule (“Change in Control Agreements”). Section 4.2(a) of the Company Disclosure Schedule sets forth a complete and accurate list of each Company Stock Option and Restricted

Share award, including the award recipient, grant date, exercise price (if applicable) and vesting schedule. All of the issued and outstanding Shares have been duly authorized and validly issued and are fully paid, non-assessable and free of any preemptive rights. As of the date of this Agreement, except as provided herein, there are no outstanding subscriptions, options, warrants, calls, commitments, stock appreciation rights or similar derivative securities, or agreements of any character calling for the purchase or issuance of any security of the Company to which the Company or any Company Subsidiary is a party, including any securities representing the right to purchase or otherwise receive any shares of capital stock. Each holder of an outstanding Company Stock Option or Restricted Share award has executed and delivered to Parent an Option/Restricted Stock Cancellation Acknowledgement and Agreement in substantially the form set forth on Exhibit C to this Agreement.

(b) Section 4.2(b) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, each Company Subsidiary. Except as set forth in Section 4.2(b) of the Company Disclosure Schedule, the Company does not directly or indirectly own any other equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity, other than indirect equity and similar interests held for investment which are not, individually or in the aggregate, material to the Company. The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock of, or other equity interests in, each of the Company Subsidiaries, free and clear of any Liens, except for (i) Liens imposed under federal or state securities Laws, or (ii) Liens arising under the Company Credit Agreement (or any replacement thereof). All such shares of capital stock or other equity interests are duly authorized and validly issued and are fully paid, non-assessable and free of any preemptive rights. Neither the Company nor any of the Company Subsidiaries has any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any security of any of the Company Subsidiaries, including any securities representing the right to purchase or otherwise receive any shares of capital stock or other equity securities of any of the Company Subsidiaries, other than with respect to Liens arising under the Company Credit Agreement (or any replacement thereof). There are no restrictions on the Company with respect to voting the stock of any Company Subsidiary. There are no obligations, contingent or otherwise, of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any equity securities of the Company or any of the Company Subsidiaries. Except as set forth in Section 4.2(b) of the Company Disclosure Schedule (i) with respect to all stockholders other than those who will be a party to the Tender and Support Agreement, to which the Company has Knowledge, and (ii) with respect to any stockholder who will be a party to the Tender and Support Agreement, there are no voting trusts, proxies, stockholder agreements or similar agreements or understandings with respect to the voting of any equity securities of the Company or any of the Company Subsidiaries.

(c) The Company has sufficient authorized Shares to issue the Top-Up Shares to Purchaser if Purchaser exercises the Top-Up Option.

Section 4.3. Authority.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the Transactions to be consummated by it, subject to the Company obtaining, prior to the Effective Time, and only if required by Law, the vote in favor of the adoption of this Agreement by the holders of a majority of the voting power of the issued and outstanding Shares in accordance with the Nevada Merger Law (the “Company Stockholder Approval”). The execution, delivery and performance by the Company of this Agreement, and the consummation by the Company of the Transactions to be consummated by it, have been duly and validly authorized and approved by the Company Board and, except for the receipt of any Company Stockholder Approval, and only if required by Law, no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by the Company of the Transactions to be consummated by it. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery of this Agreement by Parent and Purchaser, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity.

(b) At a meeting duly called and held, the Company Board adopted resolutions (i) adopting and approving, and declaring to be advisable, this Agreement, the Tender Agreements, the Top-Up Option, the Offer, the Merger and the other Transactions to be consummated by the Company (including for all purposes under NRS 78.411 through 78.444, inclusive), (ii) recommending that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer, (iii) recommending that the Company’s stockholders vote in favor of the adoption of this Agreement at the Stockholders’ Meeting (it is understood that clause (ii) and (iii) is not intended to, and shall not, affect the Company’s rights under the proviso in Section 2.10(a)(ii) and Section 6.2) and (iv) irrevocably approving for all purposes, to the maximum extent permitted by Law, (1) each of Parent, Purchaser and their respective Affiliates and (2) this Agreement, the Offer, the Top-Up Option, the Merger and the other Transactions to exempt such persons, agreements and transactions from, and to elect for the Company, Parent and Purchaser and their respective Affiliates not to be subject to any “moratorium”, “business combination”, “fair price”, or other form of anti-takeover Laws of any jurisdiction that may purport to be applicable to the Company, Parent, Purchaser or any of their respective Affiliates in connection with this Agreement, the Offer, the Top-Up Option, the Merger and the other Transactions with respect to any of the foregoing.

(c) Prior to the date hereof, the Company By-Laws were amended to render the restrictions set forth in NRS 78.378 through 78.3793, inclusive, inapplicable to the Merger, Parent, Purchaser and the acquisition of Shares pursuant to the Offer (including the Tender Agreements) and the Top-Up Option. As of the date hereof, the Company has been advised that each of its directors and named executive officers of the Company intends to tender pursuant to the Offer any and all Shares they own beneficially or of record.

Section 4.4. Consents and Approvals; No Violations.

(a) Except for (i) the consents and approvals set forth in Section 4.4(a) of the Company Disclosure Schedule, (ii) the Schedule 14D-9, (iii) any filing with the SEC of the Proxy/Information Statement relating to the approval of this Agreement by the Company’s stockholders, if such adoption is required by Law, (iv) any filing with the SEC of the statement of information required under Rule 14f-1 under the Exchange Act in connection with the Offer pursuant to Section 2.1(e), (v) such reports under Section 13 of the Exchange Act as may be required in connection with this Agreement, the Offer, the Merger and the other Transactions, (vi) the filing of the Articles of Merger with the Secretary of State, and (vii) such other filings or Permits as may be required under, and other applicable requirements of, the Exchange Act (all of the foregoing, collectively, the “Company Required Governmental Approvals”), no Permit of, or filing, declaration or registration with, any Governmental Entity, which has not been received or made, is required to be obtained or made by the Company for the consummation by the Company of the Transactions to be consummated by it, other than such consents, approvals, filings, declarations or registrations that, if not obtained or made, would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Neither the execution and delivery by the Company of this Agreement, nor the consummation by the Company of the Transactions to be consummated by it, nor the compliance by the Company with any of the terms and provisions of this Agreement, will (i) violate any provision of the Company Articles or Company By-Laws or any of the similar organizational documents of any Company Subsidiary or (ii) assuming that the Company Stockholder Approval and the Company Required Governmental Approvals are received or made, as the case may be, prior to the Effective Time, (x) violate any Law applicable to the Company or any of the Company Subsidiaries or any of their respective properties or assets or (y) violate, result in the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, or result in any change in or acceleration or creation of any Lien upon any of the respective properties or assets of the Company or any of the Company Subsidiaries under any Material Contract, except, in the case of clause (ii) above, for such violations, losses of benefits, defaults, events, terminations, rights of termination or cancellation, Lien, change or acceleration creations as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.5. SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) The Company has filed all reports, schedules, forms and registration statements with the SEC required to be filed by it pursuant to the Securities Act or the Exchange Act, in each such case from January 1, 2014 (collectively, the “SEC Documents”). As of their respective dates (or if subsequently amended or superseded by a filing prior to the date of this Agreement, on the date of such filing), the SEC Documents complied, or if filed or furnished or to become effective subsequent to the date of this Agreement, will comply, as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and none of the SEC Documents as of such dates contained, or will contain, any untrue statement of a material fact or omitted, or will omit, to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements of the Company included in the SEC Documents (the “SEC Financial Statements”) have been prepared in accordance with GAAP (except as may be otherwise indicated therein or in the notes thereto and except, in the case of unaudited consolidated quarterly statements, as permitted by Form 10-Q of the Exchange Act), applied on a consistent basis during the periods involved, and (except as may be indicated therein or in the notes thereto or as subsequently amended or superseded by a filing prior to the date of this Agreement) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated statements of earnings, stockholders’ equity and cash flows for the respective periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments and the absence of footnotes).

(c) Neither the Company nor any of the Company Subsidiaries had any liabilities or obligations that would have been required by GAAP to be reflected in the consolidated balance sheet of the Company at June 30, 2016, except (i) for such liabilities and obligations reflected, reserved against or otherwise disclosed in the consolidated balance sheet of the Company (including the notes thereto) that are included in the SEC Financial Statements or as otherwise disclosed in the SEC Documents, (ii) for such liabilities and obligations as would not be reasonably expected to have, in the aggregate, a Company Material Adverse Effect and (iii) as set forth in Section 4.5(c) of the Company Disclosure Schedule.

(d) Except as set forth in Section 4.5(d) of the Company Disclosure Schedule, the Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act” ) and the related rules and regulations promulgated thereunder. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of the Company as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Except as disclosed in the Company SEC Documents, the management of the Company completed its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2015, and such assessment concluded that as of December 31, 2015, such controls were effective. The Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Company’s auditors and the Audit Committee of the Company Board (x) all significant deficiencies, if any, in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data and have identified to such auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, of which there is Company Knowledge and that involves management or other employees of the Company or any of the Company Subsidiaries who have a significant role in the Company’s internal control over financial reporting.

(e) Except as set forth in Section 4.5(e) of the Company Disclosure Schedule, since January 1, 2014 to the date of this Agreement, neither the Company nor any of the Company Subsidiaries nor, to the Company’s Knowledge, any director, officer, employee, auditor, accountant or Representative of the Company or any of the Company Subsidiaries has received or otherwise had or obtained knowledge of any written complaint, allegation, assertion or claim seeking fines, penalties, damages or judicial or administrative redress regarding questionable accounting or auditing practices, procedures or methodologies of the Company or any of the Company Subsidiaries or their respective internal accounting controls.

(f) Except as set forth in Section 4.5(f) of the Company Disclosure Schedule, since January 1, 2014 to the date of this Agreement, neither the Company nor any of the Company Subsidiaries has received from the SEC or any other Governmental Entity any written comments or questions that have not been resolved with respect to any of their SEC Documents (including the financial statements included therein) or any registration statement filed by any of them with the SEC or any notice from the SEC or other Governmental Entity that such SEC Documents (including the financial statements included therein) or registration statements are being reviewed or investigated, and to the Company’s Knowledge, there is not, as of the date of this Agreement, any investigation or review being conducted by the SEC or any other Governmental Entity of any SEC Documents (including the financial statements included therein) or registration statements of the Company or any of the Company Subsidiaries.

(g) None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the Offer Documents, the Schedule 14D-9 or Proxy/Information Statement, if applicable, will, at the time that such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or (ii) the Proxy/Information Statement (and any amendments or supplements thereto) will, when filed with the SEC and at the date that it is first mailed to the Company’s stockholders or at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 14D-9, and the Proxy/Information Statement (including any amendments or supplements thereto), when filed with the SEC and at the date such materials are first mailed to the Company’s stockholders and, if a Stockholders’ Meeting is required by applicable Law, at the time of such Stockholders’ Meeting, will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Purchaser or any of their respective Representatives for inclusion or incorporation by reference therein.

Section 4.6. Absence of Certain Changes or Events. Except as set forth in Section 4.6 of the Company Disclosure Schedule, or as expressly contemplated by this Agreement, since January 1, 2016, (a) no events have occurred that would have violated the restrictions contained in Section 6.1 of this Agreement if such restrictions were applicable at the time of such events and (b) there has not been or occurred any Company Material Adverse Effect or any event, condition, change or effect that could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in Section 4.6 of the Company Disclosure Schedule, from January 1, 2016 to the date of this Agreement, the Company and the Company Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business.

Section 4.7. Litigation. Section 4.7 of the Company Disclosure Schedule sets forth a complete and correct list of all material litigation and, to the Company’s Knowledge, litigation threatened to which the Company or any Company Subsidiary is a party, excluding any litigation (or litigation threatened in writing) concerning this Agreement, any of the Transactions, or any agreement or arrangement referred to in Section 5.8. Except as set forth on Section 4.7 of the Company Disclosure Schedule, there is no Judgment of any Governmental Entity or arbitrator outstanding against, or, to the Company’s Knowledge, investigation by any Governmental Entity involving, the Company or any Company Subsidiaries or any of their respective properties or assets that has had or would reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

Section 4.8. Properties.

(a) Except for the Oil and Gas Interests (to which subparagraph (c) of this Section 4.8 applies), the Company and the Company Subsidiaries have good title to, or have a valid and enforceable right to use, all real property owned, used, leased or held for use by them and material to the conduct of their respective businesses as such businesses are now being conducted, free and clear of any Lien, except for Permitted Liens, except for defects in title that would not, individually or in the aggregate, have a Company Material Adverse Effect. As of the date hereof, neither the Company nor any Company Subsidiary (i) currently lease all or any part of the real property (except for the Oil and Gas Interests) owned by the Company or any Company Subsidiary or (ii) has received written notice of any pending, and to the Company’s Knowledge there is no threatened, condemnation proceeding with respect to any of the real property owned, used, leased or held for use by the Company or any Company Subsidiary.

(b) Except for the Oil and Gas Interests (to which subparagraph (c) of this Section 4.8 applies), the Company and the Company Subsidiaries have good title to, or in the case of leased property and assets, valid leasehold interests in, all of their tangible personal properties and assets, used or held for use in their respective businesses, and such properties and assets, are free and clear of any Liens, except for Permitted Liens and except where the failure to have such title would not, individually or in the aggregate, have a Company Material Adverse Effect.

(c) (i) The Company or the Company Subsidiaries have Marketable Title to the Oil and Gas Interests included in Section 4.8(c) of the Company Disclosure Schedule, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. (ii) Except as would not be material to the Company and the Company Subsidiaries, taken as a whole, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Interests of the Company and the Company Subsidiaries are being received by them in a timely manner and are not being held in suspense for any reason other than awaiting preparation and approval of division order title opinions for recently drilled Wells. (iii) All of the Wells and all water, CO2 or injection wells associated with an Oil and Gas Interest of the Company or the Company Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Contracts and applicable Law, and all drilling and completion (and plugging and abandonment) of the Wells and such other wells and all related development, production and other operations have been conducted in compliance with all applicable Laws except, in each case, as would not have, individually or in the aggregate, a Company Material Adverse Effect. (iv) All Oil and Gas Interests operated by the Company and the Company Subsidiaries during the time operated by the Company or the Company Subsidiaries were operated in accordance with reasonable, prudent oil and gas field practices and in compliance with the applicable Contracts and applicable Law, except where the failure to so operate would not have, individually or in the aggregate, a Company Material Adverse Effect. (v) None of the material Oil and Gas Interests of the Company or the Company Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the Transactions, except for any such preferential purchase, consent or similar rights that would not have, individually or in the aggregate, a Company Material Adverse Effect. (vi) None of the Oil and Gas Interests of the Company or the Company Subsidiaries are subject to any Tax partnership agreement or provisions requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code. (viii) Section 4.8(c) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of all authorities for expenditures or capital commitments relating to the Oil and Gas Interests of the Company and the Company Subsidiaries that bind the Company or any Company Subsidiary to spend, individually or in the aggregate, more than $150,000 on drilling or reworking wells or on other capital projects from and after the date of this Agreement.

(d) Except for the Oil and Gas Interests (to which subparagraph (c) of this Section 4.8 applies), Section 4.8(d) of the Company Disclosure Schedule sets forth a complete and correct list as of the date of this Agreement of all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any Company Subsidiary, and each Contract with respect thereto is in full force and effect as of the date hereof.

Section 4.9. Reserve Report. The Company has furnished or made available to Parent estimates of the Company’s proved oil and gas reserves attributable to the Company’s Oil and Gas Interests effective as of January 1, 2016 as described in Section 4.9 of the Company’s Disclosure Schedule (the “Company Reserve Report”). The factual, non-interpretive data on which the Company Reserve Report was based for purposes of estimating the oil and gas reserves set forth therein and in any supplement thereto or update thereof, each of which has been furnished or made available to Parent, was accurate in all material respects, and to the Company’s Knowledge, no material errors in such information existed at the time such information was provided. Except for changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry (other than changes that disproportionately and adversely affect the Company or the Company Subsidiaries) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report that would have a Company Material Adverse Effect. Set forth in Section 4.9 of the Company’s Disclosure Schedule is a list of all material Oil and Gas Interests of the Company that have been sold since January 1, 2016.

Section 4.10. Prepayments; Hedging; Calls. As of the date hereof, except as set forth in Section 4.10 of the Company Disclosure Schedule or except as would not have a Company Material Adverse Effect:

(a) neither the Company nor any of the Company Subsidiaries has any outstanding obligations for the delivery of Hydrocarbons attributable to any of the Oil and Gas Interests of the Company or any of the Company Subsidiaries in the future on account of prepayment, advance payment, take-or-pay or similar obligations without then or thereafter being entitled to receive full value therefor;

(b) neither the Company nor any of the Company Subsidiaries is bound by any future, hedge, swap, collar, put, call, floor, cap, option or other contract that is intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, interest rates, currencies or securities; and

(c) no Person has any call upon, option to purchase, or similar rights with respect to the production of Hydrocarbons attributable to the Oil and Gas Interests of the Company and the Company Subsidiaries, except for any such call, option or similar right at market prices, and upon consummation of the transactions contemplated by this Agreement, the Company or the Company Subsidiaries will have the right to market production from the Oil and Gas Interests of the Company and the Company Subsidiaries on terms no less favorable than the terms upon which such production is currently being marketed.

Section 4.11. Taxes. Except for such matters as are set forth in Section 4.11 of the Company Disclosure Schedule, or such matters as have not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) all material Tax returns, declarations, estimates, forms, reports and similar statements required to be filed by Law by or on behalf of the Company or any of the Company Subsidiaries (including any required to be filed by an affiliated, consolidated, combined, unitary or similar group that includes the Company or any of the Company Subsidiaries) (collectively, the “Tax Returns”) have been timely filed (taking into account any extensions);

(b) as of the times of filing, the Tax Returns were true, complete and accurate in all material respects;

(c) the Company and the Company Subsidiaries have timely paid in full all Taxes shown as due and payable on the Tax Returns that have been filed or that are otherwise due and owing, other than Taxes that are being contested in good faith, which have not been finally determined, and have been adequately reserved against in accordance with GAAP on the Company’s most recent consolidated financial statements;

(d) all Taxes that the Company or any of the Company Subsidiaries are obligated to withhold from amounts payable to any employee, creditor, shareholder or other third party have been duly withheld and deposited in full and on a timely basis;

(e) there are no liens, encumbrances, charges or other security interests on any of the assets of the Company or any of the Company Subsidiaries that arose in connection with any Taxes;

(f) to the knowledge of the Company, as of the date of this Agreement, there are no pending claims or asserted deficiencies against the Company or any of the Company Subsidiaries in respect of any Tax;

(g) neither the Company nor any of the Company Subsidiaries has any liability for Taxes of any Person (A) under Treasury Regulation § 1.1502-6 or any similar provision of state, local, or non-U.S. Tax Law, except for Taxes of the affiliated group of which the Company or any of the Company Subsidiaries is or was the common parent, within the meaning of Section 1504(a)(1) of the Code or any similar provision of state, local, or non-U.S. Tax Law, or (B) as a transferee or successor, by contract or otherwise;

(h) neither the Company nor any of the Company Subsidiaries has participated in any intercompany transactions to which Treasury Regulation §1.1502-13 (or any similar provision of state, local, or non-U.S. Tax Law) applies and there is no “excess loss account,” within the meaning of Treasury Regulation §1.1502-19(a)(2), or similar amount under principles of state, local or non-U.S. Tax Law, in the stock of any of the Company Subsidiaries;

(i) neither the Company nor any of the Company Subsidiaries has granted any currently effective requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes with respect to any Tax Returns of the Company or any of the Company Subsidiaries;

(j) neither the Company nor any of the Company Subsidiaries is a party to any closing agreement described in Section 7121 of the Code or any predecessor provision thereof or any similar agreement under state, local, or non-U.S. Tax Law;

(k) neither the Company nor any of the Company Subsidiaries is a party to, is bound by, or has any obligation under, any Tax sharing, allocation or indemnity agreement or any similar agreement or arrangement, except for any such agreement or arrangement solely between or among any of the Company and the Company Subsidiaries;

(l) neither the Company nor any of the Company Subsidiaries has participated in any “listed transaction,” within the meaning of Treasury Regulation §1.6011-4(b)(2);

(m) no claim has been made by an authority in a jurisdiction where any of the Company or the Company Subsidiaries does not file Tax Returns that the Company or any of the Company Subsidiaries is or may be subject to taxation in that jurisdiction;

(n) neither the Company nor any of the Company Subsidiaries has experienced an “ownership change,” within the meaning of Section 382(g) of the Code and the Treasury Regulations promulgated thereunder;

(o) the Company and the Company Subsidiaries are all members of a “consolidated group,” within the meaning of Treasury Regulation §1.1502-1(h), of which the Company is the common parent;

(p) no events have occurred that would materially reduce the Tax attributes set forth in Section 4.11(p); and

(q) none of the Company or any of the Company Subsidiaries has been a “distributing corporation” or a “controlled corporation” in any distribution occurring during the last two years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

Section 4.12. Compliance with Laws.

(a) Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2014, neither the Company nor any of the Company Subsidiaries has been in violation of any Law as in effect as of the date of this Agreement applicable to the Company or any of the Company Subsidiaries. Except as set forth in Section 4.12 of the Company Disclosure Schedule, none of the Company or the Company Subsidiaries has received any written notice since January 1, 2014 through the date of this Agreement that remains unresolved (i) of any material administrative, civil or criminal investigation or material audit by any Governmental Entity relating to the Company or any of the Company Subsidiaries or (ii) from any Governmental Entity alleging that the Company or any of the Company Subsidiaries are not in compliance with any applicable Law in any material respect.

(b) Each of the Company and the Company Subsidiaries has obtained all material clearances, authorizations, licenses and registrations required by any foreign or domestic Governmental Entity to permit the conduct of its business as currently conducted (each, a “Governmental Authorization”) and all such Governmental Authorizations are valid, and in full force and effect. To the Company’s Knowledge, none of the Governmental Authorizations have been or are being revoked or challenged, except where such revocation or challenge does not and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) To the Company’s Knowledge, none of the Company or the Company Subsidiaries has (i) made an untrue statement of a material fact or fraudulent statement to any Governmental Entity or (ii) failed to disclose a material fact required to be disclosed to any Governmental Entity.

Section 4.13. Employee Benefits.

(a) No employee of the Company or any Company Subsidiary is covered by a collective bargaining agreement. Section 4.13(a) of the Company Disclosure Schedule contains a complete and accurate list of each employee of the Company, as well as such individual’s job title, credited service date, hire date, base compensation, short-term incentive compensation target, long-term incentive compensation target and status under the Fair Labor Standards Act (“FLSA”).

(b) Set forth in Section 4.13(b) of the Company Disclosure Schedule is a complete and correct list as of the date of this Agreement of each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), each stock purchase, severance, retention, employment, change-in-control, deferred compensation or supplemental retirement agreement, program, policy or arrangement, and each material bonus, incentive, vacation or other material employee benefit plan, agreement, program, policy or arrangement with respect to current or former employees, any of which is maintained, sponsored or contributed to by the Company or any of the Company Subsidiaries or for which the Company or any of the Company Subsidiaries has any liability (contingent or otherwise). All such plans, agreements, programs, policies and arrangements are hereinafter referred to collectively as the “Benefit Plans” and individually as a “Benefit Plan.” For the avoidance of doubt, “Benefit Plans” shall not include any such agreement with respect to any former employee of the Company or any of the Company Subsidiaries if, as of the date of this Agreement, the Company or any Company Subsidiary, as applicable, has no further obligations and no liability (contingent or otherwise) under such agreement. Other than the Company Subsidiaries, there is no, and within the six years prior to the date hereof has not been any, other trade or business, whether or not incorporated, that together with the Company or any Company Subsidiary would be a “single employer” within the meaning of Section 4001(b) of ERISA or under common control with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code.

(c) With respect to each Benefit Plan, the Company has made available to Parent (i) a complete and correct copy of such plan and all of the material documents comprising each such plan (including, the most recent summary plan descriptions or other documents provided to employees describing such plans); (ii) all trust agreements, insurance contracts or any other funding instruments related to the Benefit Plans that are currently in effect or for which the Company has any obligation; (iii) the most recent Internal Revenue Service (“IRS”) determination letter, if applicable, and copies of all other rulings, no-action letters, compliance statements, audit requests or advisory opinions from the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Entity that pertain to any Benefit Plan and any open requests therefor; (iv) the most recent actuarial and financial reports (audited and/or unaudited) and the annual reports (Form 5500) filed with any Governmental Entity for the two most recent plan years; and (v) all currently effective contracts with third-party record keepers, trustees, appraisers, actuaries, accountants, investment managers, or consultants that relate to any Benefit Plan. (For all purposes of this Section 4.13(c), the reference to the Company having made a document “available” to Parent shall be deemed to include the Company having made such document publicly available by filing it (or incorporating it by reference) as an exhibit to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2015 or to any subsequent SEC Document.)

(d) Each Benefit Plan is being operated and administered, in all material respects, in accordance with its terms and the requirements of ERISA and the Code. Each Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable Internal Revenue Service determination letter as to its qualification or is a prototype plan that is the subject of a favorable opinion letter from the Internal Revenue Service.

(e) Neither the Company nor any of the Company Subsidiaries makes or has made, or is or has been obligated to make, contributions, or has any liability (contingent or otherwise) with respect to (i) any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA or any “employee benefit plan” subject to Title IV of ERISA or Section 412 of the Code; (ii) except as set forth in Section 4.13(e) of the Company Disclosure Schedule, any life, medical or health plan which provides benefits to retirees or other terminated employees other than benefit continuation rights under the Consolidated Omnibus Budget Reconciliation of 1985, as amended; or (iii) any “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(f) There are no actions, suits or claims (other than routine claims for benefits in the ordinary course) pending or, to the Company’s Knowledge, threatened in writing with respect to any Benefit Plan.

(g) Except as set forth in Section 4.13(g) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will (i) increase any benefits otherwise payable under any Benefit Plan, (ii) result in any acceleration of the time of payment or vesting of any such benefits, or (iii) result in any payment (whether severance pay or otherwise) becoming due to, or with respect to, any current or former employee or director of the Company. Except as set forth in Section 4.13(g) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is a party to any contract, arrangement or agreement with any employee, director, or consultant providing for payments that could subject any person to liability for tax under Section 4999 of the Code or cause the Company or any Company Subsidiary to lose a deduction under Section 280G of the Code. The Company has made available to Parent a detailed estimate and analysis of payments potentially subject to Section 280G and 4999 of the Code. Neither the Company nor any Company Subsidiary is party to any contract, arrangement or agreement providing for a tax gross-up, indemnification or other reimbursement with respect to any taxes, excise taxes, penalties or interest imposed pursuant to Section 4999 or 409A of the Code.

(h) Neither the Company nor any Company Subsidiary, nor any fiduciary of a Benefit Plan has engaged in a transaction with respect to any Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, could reasonably be expected to subject the Company to a material Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA or a violation of Section 406 of ERISA.

(i) All Company Stock Options, Restricted Shares and rights to receive Change in Control Shares have been granted in compliance with applicable Laws. All Company Stock Options have (or with respect to such Company Stock Options which have been exercised as of the date of this Agreement, had) a per share exercise price that is (or with respect to such Company Stock Options which have been exercised as of the date of this Agreement, was) at least equal to the fair market value of a share of Company Common Stock, as determined in accordance with applicable Laws (including, to the extent applicable, Section 409A of the Code), on the date the Company Stock Option was granted. The Company has properly accounted for all Company Stock Options, Restricted Shares and Change in Control Shares.

(j) The Company and Company Subsidiaries are and have been in compliance, in all material respects, with all applicable Laws respecting employment and employment practices, including but not limited to, the FLSA, Workers’ Adjustment and Retraining Notification Act (“WARN”) (and any similar foreign, provincial, state or local statute or regulation), health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, classifications of employees, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance. There has been no “mass layoff” or “plant closing” (as defined by WARN).

Section 4.14. Contracts.

(a) Section 4.14(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, each Contract that (i) is of a type that would be required to be filed with the SEC as an exhibit to the SEC Documents pursuant to Paragraph (2), (4) or (10) of Item 601(b) of Regulation S-K under the Securities Act, or (ii) is of a type described below:

(i) any Contract (x) to which the Company or any of the Company Subsidiaries is a party relating to indebtedness for borrowed money in excess of $50,000 or (y) pursuant to which the Company or any of the Company Subsidiaries is a guarantor of any indebtedness for borrowed money in excess of $50,000;

(ii) any Contract, whether by lease or any similar agreement, under which the Company or any of the Company Subsidiaries is the lessor of, or makes available for use by any third Person, any tangible personal property owned by the Company or any of the Company Subsidiaries for an annual rent in excess of $10,000, in each case;

(iii) any Contract relating to any outstanding loan or advance by the Company or any of the Company Subsidiaries to, or investment by the Company or any of the Company Subsidiaries in, any Person (excluding trade receivables and advances to employees for normally incurred business expenses each arising in the ordinary course of business consistent with past practice);

(iv) any partnership, joint venture or profit sharing agreement with any Person;

(v) any Contract to which the Company or any of the Company Subsidiaries is a party granting a right of first refusal, right of first offer or similar preferential right to purchase or acquire any of the Company’s or any of the Company Subsidiaries’ capital stock or assets;

(vi) any Contract for the purchase, sale, exchange, disposition, gathering, treatment, processing, refining, handling, storage or transportation of Hydrocarbons that is not terminable without penalty upon sixty (60) calendar days’ notice or less;

(vii) any Contract for the use or sharing of drilling rigs;

(viii) any Contract for purchase, farmin or farmout agreement, exploration agreement, participation agreement, agreement of development or similar agreement providing for the earning of an ownership interest;

(ix) any Contract to which the Company or any of the Company Subsidiaries is a party with respect to any partnership entity or other joint venture entity in which the Company or any Company Subsidiary has an ownership interest (other than a Contract solely between the Company or a Company Subsidiary, on the one hand, and one or more Company Subsidiaries, on the other hand);

(x) any Contract pursuant to which the Company or any of the Company Subsidiaries has an option or right to purchase the assets or securities of another Person;

(xi) any Contract between the Company or any of the Company Subsidiaries and any employee, officer, director or consultant thereof, or between the Company and any Affiliate of the Company;

(xii) any Contract related to areas of mutual interest;

(xiii) any Contract related to the operation, exploration or development of any Oil and Gas Interests of the Company or the Company Subsidiaries;

(xiv) any Contract with any owner of subsurface rights other than Oil and Gas Interests, including owners of rights with respect to coal;

(xv) any Contract between the Company or any of its Affiliates and any third party operator of any wells, production from which is holding any of the Oil and Gas Interests of the Company or any Company Subsidiary;

(xvi) any Contract relating to the disposition or acquisition by the Company or any of the Company Subsidiaries after the date of this Agreement of assets having a book value or fair market value in excess of $100,000;

(xvii) any Contract relating to any outstanding commitment for capital expenditures in excess of $100,000;

(xviii) any Contract containing provisions applicable upon a change of control of the Company or any of the Company Subsidiaries;

(xix) any Contract with former or present directors or officers;

(xx) any confidentiality or standstill agreements with any Person that restrict the Company or any of the Company Subsidiaries in the use of any information or the taking of any actions that were entered into in connection with the consideration by the Company or any of the Company Subsidiaries of any acquisition of assets or equity securities;

(xxi) any Contract to which the Company or any of the Company Subsidiaries is a party which involve payments by or to a third party of more than $50,000 during the fiscal year ending December 31, 2016 or which could reasonably be expected to involve such payments during the fiscal year ending December 31, 2016;

(xxii) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit involving amounts in excess of $100,000;

(xxiii) any non-competition agreement or any Contract that purports to restrict, limit or prohibit the manner in which, or the localities in which, the Company or the Company Subsidiaries conduct their business;

(xxiv) any Contract between the Company or any of the Company Subsidiaries on the one hand, and Republic or any of its Affiliates, on the other hand;

(xxv) any Contract expressly limiting or restricting the ability of the Company or any of the Company Subsidiaries (A) to make distributions or declare or pay dividends in respect of their capital stock or other equity interests, (B) to make loans to the Company or any of the Company Subsidiaries or (C) to grant Liens on the assets or property of the Company or any of the Company Subsidiaries;

(xxvi) any financial risk management Contract, including currency, commodity or interest related derivative or hedge Contracts in excess of $100,000 in the aggregate;

(xxvii) except for Contracts the subject matter of which are subject to any of the clauses (i) through (xxvi) above, any Contract involving payments by or to the Company or any of the Company Subsidiaries in excess of $100,000; and

(xxviii) any Contract which commits the Company or any of the Company Subsidiaries to enter into any of the foregoing.

As used in this Agreement, the term “Material Contracts” means, collectively, the Contracts referred to in this Section 4.14(a), together with each other Contract (including all amendments thereto) that (x) has been filed as a “material contract” by the Company with the SEC as an exhibit to the SEC Documents as of the date of this Agreement pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act and (y) remains in effect as of the date of this Agreement.

(b) With respect to each Contract to which the Company or any Company Subsidiary is a party, (i) neither the Company nor any of the Company Subsidiaries has breached, or is in default under, nor has any of them received written notice of breach or default under, such Contract, (ii) to the Company’s Knowledge, no other party to such Contract has breached or is in default of any of its obligations thereunder (iii) such Contract is valid and binding and in full force and effect, and (iv) no event has occurred which, with notice, or lapse of time or both, would constitute a breach or default thereof by the Company or any of the Company Subsidiaries or, to the Company’s Knowledge, by any other party thereto or would permit termination, modification, or acceleration thereof by any other party thereto, except in the case of clauses (i), (ii), (iii) and (iv) for such breaches, defaults or failures to be in full force and effect that would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent complete and correct copies of all Material Contracts (including all amendments thereto).

Section 4.15. Intellectual Property. The Company or the Company Subsidiaries own, or are licensed or otherwise have the right to use, Intellectual Property currently used in the conduct of the business of the Company and the Company Subsidiaries, except where the failure to so own or otherwise have the right to use such Intellectual Property would not, individually or in the aggregate, have a Company Material Adverse Effect. No Person has notified either the Company or any of the Company Subsidiaries that their use of the Intellectual Property infringes on the rights of any Person, subject to such claims and infringements as do not, individually or in the aggregate, give rise to any liability on the part of the Company and the Company Subsidiaries that could have a Company Material Adverse Effect, and, to the Knowledge of the Company, no Person is infringing on any right of the Company or any of the Company Subsidiaries with respect to any such Intellectual Property. No claims are pending or, to the Knowledge of the Company, threatened alleging that the Company or any of the Company Subsidiaries is infringing or otherwise adversely affecting the rights of any Person with regard to any Intellectual Property that, individually or in the aggregate, would give rise to a Company Material Adverse Effect.

Section 4.16. Environmental Matters.

(a) Except for matters that, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect or as set forth in Section 4.16 of the Company’s Disclosure Schedule, (i) the properties, operations and activities of the Company and the Company Subsidiaries are, and since January 1, 2011 have been, in compliance with all applicable Environmental Laws, (ii) the Company and the Company Subsidiaries and the properties, operations and activities of the Company and the Company Subsidiaries are not subject to any existing, pending or, to the Knowledge of the Company, threatened action, suit or proceeding (including any Governmental Entity, under any Environmental Law, and including any allegation of being a “potentially responsible party” under CERCLA) by any third party, (iii) all Permits, if any, required to be obtained or filed by the Company or any of the Company Subsidiaries under any Environmental Law in connection with the business of the Company or the Company Subsidiaries have been obtained or filed (and all renewals thereof have been timely applied for to extent required to have been filed under Environmental Law) and are valid and currently in full force and effect, (iv) the Company and the Company Subsidiaries have not Released any Hazardous Substance, and to the Knowledge of the Company, there has otherwise not been any Release of any Hazardous Substance, into the environment, where such Release would be reasonably likely to require remediation by the Company or the Company Subsidiaries under Environmental Law and (v) except for Contracts entered into in the ordinary course of business, the Company and the Company Subsidiaries have not contractually assumed or provided any indemnity against any material liability of any other Person under or relating to any Environmental Laws.

(b) The Company has made available to Parent all material environmental investigations, assessments, audits, analyses or other reports in its possession or control relating to real property currently owned or operated by the Company or the Company Subsidiaries or, to the Knowledge of the Company, material environmental liabilities of the Company or the Company Subsidiaries.

(c) The representations and warranties made pursuant to this Section 4.16 are the exclusive representations and warranties by the Company or any of the Company Subsidiaries relating to environmental matters, compliance with or liability under Environmental Law or in relation to Hazardous Substances.

Section 4.17. Insurance. The Company and the Company Subsidiaries own and are beneficiaries under insurance policies underwritten by reputable insurers that, as to the risks insured, provide coverages and related limits and deductibles which have not been exhausted or materially reduced and which the Company believes are reasonably adequate in all material respects for its business and operations. As of the date hereof, none of the limits for any such policy have been exhausted or materially reduced. Except as would not have a Company Material Adverse Effect, all such insurance policies are in full force and effect, all premiums due and payable thereunder have been paid and none of the Company or any of the Company Subsidiaries is in material default thereunder. Except as set forth on Section 4.17 of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries has received any written or, to the Company’s Knowledge, oral notice of cancellation or termination with respect to any such insurance policy. To the Knowledge of the Company, there is no material claim pending under any such policy as to which coverage has been denied or disputed. Section 4.17 of the Company Disclosure Schedule sets forth a complete and correct list of all insurance policies maintained by the Company and each Company Subsidiary for the last three (3) years.

Section 4.18. Affiliate Transactions; Off Balance Sheet. As of the date of this Agreement, there are no agreements, arrangements or understandings between the Company or any of the Company Subsidiaries, on the one hand, and any officer, director or Affiliate of the Company (other than the Company Subsidiaries) or, to the Company’s Knowledge, any stockholder of the Company who, to the Company’s Knowledge, owns more than 10% of the outstanding Shares, on the other hand, that have not been disclosed in the SEC Documents and are of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act. There are no balance sheet structures or transactions with respect to the Company or any of the Company Subsidiaries that would be required to be reported or set forth in the Company’s SEC Documents.

Section 4.19. Anti-Takeover. Prior to the execution of this Agreement, the Company Board has taken all necessary action to cause this Agreement, the Merger, the Tender Agreements and the transactions contemplated hereby and thereby to be exempt from or not subject to the restrictions of NRS 78.411 through 78.444, inclusive. After giving effect to the actions of the Company Board taken in connection with this Agreement (including, as necessary, an amendment to the Company By-Laws), the provisions of NRS 78.378 through 78.379, inclusive, do not apply or purport to apply to the Merger, this Agreement, the Tender Agreements or any of the transactions contemplated by this Agreement. To the Company’s

Knowledge, and after giving effect to the actions of the Company Board described above and the amendment of the Company By-Laws described in Section 4.3(c), no “moratorium,” “acquisition of controlling interest,” “business combination,” “fair price” or other form of anti-takeover Laws applies or purports to apply to the Merger, this Agreement, or any of the transactions contemplated by this Agreement. Neither the Company nor any of the Company Subsidiaries has in effect any stockholder rights plan or similar device or arrangement, commonly or colloquially known as a “poison pill” or “anti-takeover” plan or any similar plan, device or arrangement and the Company Board has not adopted or authorized the adoption of such a plan, device or arrangement.

Section 4.20. Opinion of Financial Advisor. The Company Board has received the opinion of Gordian Group, LLC (“Gordian”), the Company’s financial advisor, to the effect that, as of the date of this Agreement, the Offer Price to be received by the holders of Shares (other than Parent, Purchaser and their respective Affiliates) in the Offer and the Merger Consideration is fair, from a financial point of view, to such holders and the Company has provided (or, when available, will promptly provide) a copy of such letter to the Parent for informational purposes only.

Section 4.21. Broker’s Fees. Except for Gordian and the fees and expenses payable to it, neither the Company nor any of the Company Subsidiaries nor any of their respective officers or directors on behalf of the Company or any of the Company Subsidiaries has employed any financial advisor, broker or finder in a manner that would result in any liability for any broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

Section 4.22. Certain Business Practices. To the Company’s Knowledge, since January 1, 2014, neither the Company nor any of the Company Subsidiaries nor any director, officer, employee or agent of the Company or any of the Company Subsidiaries has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) made any direct or indirect unlawful payment to any employee, agent, officer, director, representative or stockholder of a Governmental Entity or political party, or official or candidate thereof, or any immediate family member of any of the foregoing, (c) made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment in connection with the conduct of the Company or the Company Subsidiaries’ businesses, or (d) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any other similar law. None of the Company, any Company Subsidiary or, to the Knowledge of the Company, any director, agent or employee of the Company or any Company Subsidiary has received any bribes, kickbacks or other improper payments from vendors, suppliers or other Persons. To the Company’s Knowledge, no payment has been made, offered, given or provided to any foreign official, political party or official thereof, or to any candidate for public office.

Section 4.23. Investment Company. Neither the Company nor any Company Subsidiary is an “investment company,” a company “controlled” by an “investment company,” or an “investment adviser” within the meaning of the Investment Company Act of 1940, as amended, or the Investment Advisers Act of 1940, as amended.

Section 4.24. Related Party Transactions. Except as provided on Section 4.24 of the Company Disclosure Schedule, no executive officer or director of the Company or any Company Subsidiaries or any person owning 5% or more of the Shares (or any of such person’s immediate family members or Affiliates or associates) is a party to any Contract with or binding upon the Company or any Company Subsidiaries or any of their respective assets, rights or properties or has any interest in any property owned by the Company or any Company Subsidiaries or has engaged in any transaction with any of the foregoing within the last twelve (12) months.

Section 4.25. No Other Representations or Warranties. Except for the representations and warranties expressly contained in this Article IV (which includes the Company Disclosure Schedule), neither the Company nor any other Person makes any express or implied representation or warranty on behalf of the Company. The Company hereby disclaims any such other representation or warranty, whether by the Company, any Company Subsidiary, or any of their respective Representatives or any other Person, notwithstanding the delivery or disclosure to Parent, Purchaser or any other Person of any documentation or other written or oral information by the Company, any Company Subsidiary or any of their respective Representatives or any other Person, and neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Purchaser or any other Person resulting from such delivery or disclosure, or Parent’s or Purchaser’s use, of any such documentation or other information (including any information, documents, projections, forecasts or other material made available to Parent or Purchaser in certain “data rooms”, management presentations or other written materials provided to Parent in connection with the Transactions).

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF PARENT AND PURCHASER

Parent and Purchaser jointly and severally represent and warrant to the Company as follows:

Section 5.1. Corporate Organization. Each of Parent and Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of Parent and Purchaser is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not be reasonably expected to have, when aggregated with all other such failures, a material adverse effect on Parent’s or Purchaser’s ability to perform its obligations under this Agreement or prevent or delay the consummation of the Transactions (a “Parent Material Adverse Effect”).

Section 5.2. Authority. Each of Parent and Purchaser has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the Transactions to be consummated by it. The execution, delivery and performance by Parent and Purchaser of this Agreement, and the consummation by each of Parent and Purchaser of the Transactions to be consummated by it, have been duly authorized and approved by Parent and Purchaser, and no other corporate action on the part of Parent, Purchaser or their respective stockholders is necessary to authorize the execution and delivery by Parent and Purchaser of this Agreement and the consummation by each of Parent and Purchaser of the Transactions to be consummated by it. This Agreement has been duly executed and delivered by Parent and Purchaser and, assuming due and valid authorization, execution and delivery of this Agreement by the Company, constitutes a valid and binding obligation of each of Parent and Purchaser, enforceable against each of them in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity.

Section 5.3. Consents and Approvals; No Violations.

(a) Except for (i) the filing of the Articles of Merger with the Secretary of State (the “Parent Required Governmental Approval”) and (ii) the filing with the SEC of (x) the Offer Documents and (y) such reports under Sections 13 and 16 of the Exchange Act as may be required in connection with this Agreement, the Offer, the Merger and the other Transactions, no consent or approval of, or filing, declaration or registration with, any Governmental Entity which has not been received or made is required to be obtained by or made by Parent, Purchaser or any other Affiliate of Parent for the consummation by each of Parent and Purchaser of the Transactions to be consummated by it, other than such consents, approvals, filings, declarations or registrations that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Neither the execution and delivery by Parent and Purchaser of this Agreement, nor the consummation by each of Parent and Purchaser of the Transactions to be consummated by it, nor the compliance by Parent and Purchaser with any of the terms and provisions of this Agreement, will (i) violate any provision of the articles of incorporation or bylaws (or similar organizational documents with different names) of Parent or Purchaser or (ii) assuming that the Parent Required Governmental Approval is received or made, as the case may be, prior to the Effective Time, (x) violate any Law applicable to Parent or Purchaser or any of their respective properties or assets or (y) violate, result in the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or Purchaser under any note, bond, mortgage, indenture, deed of trust, Permit, lease, contract, agreement or other instrument to which Parent or Purchaser is a party, or by which either of them or any of their respective properties or assets may be bound or affected, except, in the case of clause (ii) above, for such violations, losses of benefits, defaults, events, terminations, rights of termination or cancellation, accelerations or Lien creations as would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.4. Purchaser.

(a) Purchaser was formed solely for the purpose of engaging in the Offer, the Merger and the other Transactions and has not engaged in any business activities or conducted any operations, in each case since the date of its incorporation, other than in connection with the Offer, the Merger and the other Transactions.

(b) All issued and outstanding shares of capital stock of Purchaser are directly or indirectly owned beneficially by Parent.

Section 5.5. Sufficient Funds. Parent and Purchaser collectively have, and Parent will make available to Purchaser, sufficient unrestricted and noncontingent funds to consummate the Transactions (including sufficient funds necessary to acquire all Shares pursuant to the Offer, the Top-Up Option and the Merger, as the case may be, to perform Parent’s and Purchaser’s other obligations under this Agreement (including the repayment in full of the indebtedness outstanding under the Company Credit Agreement pursuant to Section 2.11) and to pay all fees, expenses and other amounts related to the Transactions payable by either of them).

Section 5.6. Ownership of Shares. Neither Parent, Purchaser nor the other Affiliates of Parent is, nor at any time during the last two (2) years has been, an “interested stockholder” (as defined in NRS 78.423) of the Company. None of Parent, Purchaser and the other Affiliates of Parent beneficially own any Shares. From the date hereof until the Closing Date, each of Parent, Purchaser and its Affiliates shall not acquire Shares except pursuant to the Offer, the Top-Up Option or as otherwise contemplated by this Agreement.

Section 5.7. Other Agreements. Except as disclosed by Parent to the Company in writing prior to the date of this Agreement, neither Parent, Purchaser nor any other Affiliate of Parent has entered (or committed to enter) into any agreement or arrangement (other than the Tender Agreements, the Joint Defense Agreement and the Tri-Party Agreement) (i) with any officer or director of the Company in connection with any of the Transactions or (ii) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company agrees to vote to approve and adopt this Agreement or agrees to vote against (or refrain from voting in favor of) any Superior Proposal. Parent has, prior to the date of this Agreement, delivered or made available to the Company a complete and correct copy (or, in the case of any oral agreement or arrangement, a written summary) of any agreement or arrangement required to be disclosed by Parent to the Company pursuant to the preceding sentence.

Section 5.8. Litigation. Except (i) as would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (ii) for any litigation (or threatened litigation) concerning this Agreement, any of the Transactions, or any agreement or arrangement referred to in Section 5.7, there is no action, suit or proceeding pending or, to Parent’s Knowledge, threatened in writing against Parent or Purchaser or any of their respective Subsidiaries or any of their respective properties or assets or any of their respective officers or directors (in their capacity as officers or directors of the Parent or Purchaser or any of their respective Subsidiaries) before any Governmental Entity that would materially and adversely affect Parent’s or Purchaser’s ability to consummate the Offer, the Merger and the Transactions.

Section 5.9. Information Supplied. None of the information supplied or to be supplied by Parent or Purchaser for inclusion or incorporation by reference in (i) the Offer Documents, the Schedule 14D-9 or any Proxy/Information Statement (if required by Law) will, at the time that such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or (ii) any Proxy/Information Statement will, at the date it is mailed to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Offer Documents will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by Parent or Purchaser with respect to statements made or incorporated by reference therein based on information supplied by the Company or any of its Representatives for inclusion or incorporation by reference therein.

Section 5.10. Broker’s Fees. Neither Parent nor Purchaser nor any of their Affiliates, nor any of their respective officers or directors on behalf of Parent or Purchaser or any of their Affiliates, has employed any financial advisor, broker or finder in a manner that would result in any liability for any broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

Section 5.11. Solvency. Neither Parent nor Purchaser is entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors. As of the Effective Time, giving effect to all of the Transactions, the acquisition of all Shares pursuant to the Offer and the Merger, as the case may be, and payment of all fees, expenses and other amounts related to the Transactions, and immediately after the consummation of the Transactions, each of Parent and the Surviving Corporation (a) will be able to pay its debts as they become due and shall own property having a fair saleable value greater than the amounts required to pay its debts and other liabilities (including a reasonable estimate of the amount of all contingent liabilities) as they become due; and (b) shall not have unreasonably small capital to carry on the businesses in which is it engaged or proposed to be engaged. For all purposes of this Agreement, clauses (a) and (b) shall mean that each of Parent and the Surviving Corporation will be able to generate enough cash from operations, asset dispositions or refinancing, or otherwise, to meet its obligations as they become due.

Section 5.12. Acknowledgment of Parent and Purchaser. Each of Parent and Purchaser acknowledges and agrees that (a) Parent has conducted its own independent investigation and analysis of the business, assets, condition and operations of the Company and its Subsidiaries, (b) it understands and agrees to Section 4.25 and (c) in entering into this Agreement, it has relied solely upon Parent’s own investigation and analysis and the representations and warranties, covenants and agreements of the Company contained in this Agreement.

ARTICLE VI

COVENANTS

Section 6.1. Conduct of Businesses Prior to the Effective Time. Except as (x) set forth in Section 6.1 of the Company Disclosure Schedule, (y) expressly permitted by this Agreement, or (z) required by Law, during the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement in accordance with Section 8.1, unless Parent otherwise agrees in writing (such agreement not to be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each of the Company Subsidiaries to, (i) conduct its business in all material respects in the ordinary course of business, (ii) use commercially reasonable efforts to maintain and preserve substantially intact its insurance coverage as described in Section 4.17 of the Company Disclosure Schedule, advantageous business relationships and the goodwill of those having business relationships with it and retain the services of its present officers and key employees, (iii) comply with all Laws, and (iv) not take any action which would materially adversely affect or delay the ability of any of the parties hereto from obtaining any necessary approvals required by the Transactions, performing its covenants or agreements hereunder, or otherwise materially delay or prohibit the Transactions. Without limiting the generality of the foregoing, and except as set forth in Section 6.1 of the Company Disclosure Schedule, except as expressly permitted by this Agreement, or except as required by Law, during the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement in accordance with Section 8.1, the Company shall not, and shall not permit any of the Company Subsidiaries to, without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned):

(a) (i) issue, sell, grant, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, grant, disposition or pledge or other encumbrance of, (x) any shares of its capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of its capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of its capital stock, other than pursuant to Company Stock Options existing on the date of this Agreement, or (y) any other securities in respect of, in lieu of, or in substitution for, any shares of its capital stock outstanding on the date of this Agreement, (ii) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding shares of capital stock or other securities, other than purchases or other acquisitions (including holdbacks for Tax withholding) pursuant to the terms of Benefit Plans in effect on the date of this Agreement, (iii) split, combine, subdivide or reclassify any shares of its capital stock or declare, set aside for payment or pay any dividend, or make any other distribution in respect of any Shares (including using, paying, distributing or otherwise disposing in any manner of any of the amounts paid to the Company pursuant to Section 2 of the Tri-Party Agreement), or otherwise make any payments to stockholders in their capacity as such, other than dividends declared or paid by any Company Subsidiary to any wholly-owned Company Subsidiary or to the Company;

(b) incur, create or modify any indebtedness for borrowed money or guarantee any such indebtedness or make any loans or advances to any Person (other than the Company or a wholly-owned Company Subsidiary), except for trade payables incurred in the ordinary course of business consistent with past practices;

(c) sell, transfer, lease, exchange or otherwise dispose of, or grant any Lien with respect to, any of the material properties or assets of the Company or any of the Company Subsidiaries, except for (i) sales of oil and gas in the ordinary course of business consistent with past practice and (ii) Permitted Liens;

(d) make any investment, whether by purchase of stock or securities, merger or consolidation, contributions to capital, property transfers, or purchases of any property or assets with a net book value in excess of $25,000 individually or $150,000 in the aggregate of or in any Person (other than a wholly-owned Company Subsidiary), except in any such case pursuant to agreements set forth on Section 6.1 of the Company Disclosure Schedule or as expressly contemplated by the Tri-Party Agreement;

(e) (i) increase in any respect the rate or terms of compensation payable by the Company or any of the Company Subsidiaries to any of their respective directors, officers or employees, or any other employee, or increase the rate or terms of any bonus, pension, salaried severance or other employee benefit plan, policy, agreement or arrangement with, for or in respect of any of their respective directors, officers or employees; (ii) enter into or amend any employment, severance, termination or similar agreement or arrangement with any director, or officer, employee or consultant, (iii) establish, adopt, enter into or amend or modify any Benefit Plan, (iv) amend or take any other actions to increase the amount of, or accelerate the payment or vesting of, any benefit or amount under any Benefit Plan, policy or arrangement (including the acceleration of vesting, waiving of performance criteria or the adjustment of awards or providing for compensation or benefits to any former or present director, officer, salaried employee or consultant), (v) execute or amend any consulting or indemnification agreement between the Company or any of the Company Subsidiaries and any of their respective directors, officers, agents, consultants or employees, or any collective bargaining agreement or other obligation to any labor organization or employee incurred or entered into by the Company or any of the Company Subsidiaries, or (vi) contribute, transfer or otherwise provide any cash, securities or other property to any grantee, trust, escrow or other arrangement that has the effect of providing or setting aside assets for benefits payable pursuant to any termination, severance, retention or other change in control agreement; except in the case of (i) through (vi), (A) pursuant to and in accordance with the terms of any plan, contract, agreement or other legal obligation of the Company or any of the Company Subsidiaries existing at the date of this Agreement (copies of which have been furnished to Parent), (B) in the case of severance or termination payments, pursuant to the severance policy or plans of the Company or the Company Subsidiaries existing at the date of this Agreement (copies of which have been furnished to Parent), and (C) as required by applicable Law;

(f) merge, consolidate or combine with any Person or dissolve or liquidate or adopt a plan of merger, consolidation or combination with any Person or dissolution or complete or partial liquidation other than the merger, consolidation, combination, dissolution or liquidation of inactive Subsidiaries in the ordinary course of business;

(g) (i) change any of its methods or principles of accounting in effect as of the date hereof, except to the extent required to comply with GAAP as advised by the Company’s independent accountants, (ii) make or rescind any material election relating to Taxes, including elections for any and all joint ventures, partnerships, limited liability companies, working interests or other investments (other than any election that must be made periodically and is made consistent with past practice), (iii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy (including by entering into any closing agreement) relating to Taxes, (iv) change any of its material methods of reporting Tax items for U.S. federal income Tax purposes from those employed in the preparation of the U.S. federal income Tax Returns for the taxable year ended December 31, 2015, (v) request any Tax rulings, (vi) authorize any Tax indemnities (other than Tax indemnity provisions included in customary commercial arrangements that do not primarily involve Tax matters, such as leases), (vii) change any annual tax accounting period, (viii) surrender any right to claim any Tax refund, (ix) extend the statute of limitations with respect to any Tax period, (x) enter into or amend any material agreement or settlement with any Governmental Entity respecting Taxes or (xi) amend or revoke any previously filed Tax Return except, in each case, as may be required by Law;

(h) transfer or license to any Person or otherwise extend, amend or modify any rights to the Intellectual Property of the Company or any Company Subsidiary necessary to carry on the business of the Company or such Company Subsidiary in all material respects other than sublicenses of Intellectual Property in the ordinary course of business consistent with past practice;

(i) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) prior to the same being due other than pursuant to mandatory terms of any agreement, understanding or arrangement as in effect on the date hereof;

(j) enter into any “non-compete” or similar agreement that would materially restrict the businesses of the Surviving Corporation or Parent or its Affiliates following the Effective Time or that would in any way restrict the businesses of Parent or its Affiliates or take any action that may impose material new or additional regulatory requirements on Parent or any Affiliate of Parent;

(k) (i) enter into, renew, modify, amend or terminate any Material Contract to which the Company or any of the Company Subsidiaries is a party (other than entering into or renewing leases constituting Oil and Gas Interests in the ordinary course of business), or waive, delay the exercise of, release or assign any material rights or claims thereunder, or (ii) enter into or amend any contract, agreement or commitment with any former or present director, officer or employee of the Company or any of the Company Subsidiaries or with any Affiliate or associate (as defined under the Exchange Act) of any of the foregoing Persons except to the extent permitted under paragraph (e) above;

(l) to the extent the operator thereof, fail to (i) maintain and keep the Oil and Gas Interests of the Company and the Company Subsidiaries in full force and effect, or (ii) fulfill contractual or other covenants, obligations and conditions imposed upon the Company with respect to such Oil and Gas Interests, including, but not limited to, payment of royalties, delay rentals, shut-in gas royalties and any and all other required payments thereunder; provided, however, that the Company shall not be obligated to take any action to keep leases from expiring in accordance with their terms;

(m) amend or propose any amendment to the Company Articles or Company By-Laws or the articles of incorporation or bylaws (or other similar governing documents) of any Company Subsidiary; or

(n) make any commitment to take any of the actions prohibited by this Section 6.1.

Without in any way limiting the rights or obligations of any party hereto under this Agreement, the parties hereto acknowledge and agree that (i) nothing in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company or any of the Company Subsidiaries prior to the Effective Time and (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ operations.

Section 6.2. No Solicitation.

(a) During the period beginning on the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 8.1, the Company agrees that (i) the Company and the Company Subsidiaries shall not, and neither the Company nor any of the Company Subsidiaries shall authorize or permit any of their respective Representatives to, initiate, solicit or knowingly facilitate or encourage (including by way of furnishing non-public information) the making of any proposal or offer that constitutes, or is reasonably expected to lead to, an Alternative Proposal from any Person or group of Persons or engage in any substantive discussions or negotiations concerning, or provide any non-public information or knowingly assist, participate in, facilitate or encourage an effort by any third party with respect to, an Alternative Proposal, and (ii) the Company and the Company Subsidiaries shall not enter into any agreement with respect to any Alternative Proposal (other than an Acceptable Confidentiality Agreement) and shall cease, and instruct their respective Representatives to cease, any existing solicitation, substantive discussions or negotiations by or on behalf of the Company with any Person(s) conducted theretofore with respect to any Alternative Proposal and shall use its commercially reasonable efforts to cause any such Person (or its agents or advisors) in possession of non-public information in respect of the Company or the Company Subsidiaries that was furnished by or on behalf of the Company and the Company Subsidiaries to return or destroy all such information.

(b) Notwithstanding the restrictions set forth in Section 6.2(a), the Company (directly or through its Representatives) may:

(i) until the earlier to occur of the Acceptance Time and the receipt of the Company Stockholder Approvals, engage in substantive discussions or negotiations with a Person or group of Persons that makes an unsolicited bona fide Alternative Proposal made after the date hereof that did not result from the Company breaching its obligations under this Section 6.2 and may furnish to such Person(s) and its/their Representatives information concerning, and may afford such Person(s) and its/their Representatives access to, the Company and the Company Subsidiaries and their businesses, properties, assets, books and records, if (x) the Company Board determines in good faith (after consultation with the Company’s financial advisor and outside counsel), such Alternative Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal and (y) prior to furnishing such information or access to, or entering into substantive discussions (except as to the existence of this Section 6.2 or to ask such Person(s) to clarify the terms and conditions of such Alternative Proposal) or negotiations with, such Person(s), (A) the Company receives from such Person(s) an executed Acceptable Confidentiality Agreement and (B) the Company notifies Parent to the effect that it intends to furnish information or access to, or intends to enter into substantive discussions or negotiations with, such Person(s);

(ii) comply with Rules 14e-2 and 14d-9 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act with regard to a tender or exchange offer;

(iii) make “stop-look-and-listen” communications with respect to an Alternative Proposal of the nature contemplated by Rule 14d-9 under the Exchange Act; and

(iv) make any other appropriate or required disclosure to the Company’s stockholders and take any other action required in connection with any action permitted by this Section 6.2(b) if the Company Board determines in good faith (after consultation with the Company’s outside counsel) that the failure to make such disclosure or take such other action would be inconsistent with applicable Law;

provided, however, that the Company shall promptly notify Parent (within no more than 24 hours) of the communication or receipt of any Alternative Proposal, any request that could reasonably be expected to be related to an Alternative Proposal, indicating, in connection with such notice, the identity of the Person making such Alternative Proposal or request and the material terms and conditions thereof. The Company shall keep Parent promptly (within no more than 24 hours) and reasonably informed of any material developments in the status and terms of any such Alternative Proposal or request (including whether such Alternative Proposal or request has been withdrawn or rejected and any material change to the terms thereof and shall provide Parent with copies of any written information or materials that it provides to the Person making the request therefor that have not previously been provided to Parent).

(c) The Company Board may not (i) (A) withdraw or modify, in a manner adverse to Parent, the recommendation by the Company Board of the Offer, the Merger or this Agreement (except as set forth in clause (y) of the proviso in Section 2.10(a)(ii) or as set forth below in this Section 6.2(c)) or (B) approve or recommend to the stockholders of the Company an Alternative Proposal (any action in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) cause the Company or any of the Company Subsidiaries to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Alternative Proposal (other than an Acceptable Confidentiality Agreement). Notwithstanding the foregoing, at any time prior to the earlier to occur of the Acceptance Time and the receipt of the Company Stockholder Approvals (x) the Company

Board may effect an Adverse Recommendation Change other than in connection with an Alternative Proposal if the Company Board (after consultation with the Company’s financial advisor and outside counsel) determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law or (y) in response to an Alternative Proposal, if the Company Board (after consultation with the Company’s financial advisor and outside counsel) determines in good faith that any Alternative Proposal constitutes a Superior Proposal, the Company Board may:

(i) withdraw or modify its approval or recommendation of the Offer, the Merger and this Agreement;

(ii) approve or recommend such Superior Proposal;

(iii) cause the Company or any of the Company Subsidiaries to enter into a binding written agreement with respect to such Superior Proposal (a “Superior Proposal Agreement”); or

(iv) terminate this Agreement in accordance with Section 8.1(c);

provided, however, that (A) prior to taking any action pursuant to clause (i), (ii), (iii) or (iv) of this Section 6.2(c), the Company shall (x) give Parent at least five (5) Business Days prior written notice (the “Notice Period”) thereof, which notice shall state that the Company has received a Superior Proposal, include a copy of all relevant documents relating to the Superior Proposal and a written summary of the material terms and conditions of the Superior Proposal not made in writing and the identity of the Person or “group” making the Superior Proposal, which notice need only be given once with respect to any Superior Proposal, unless such Superior Proposal is modified in any material respect (which includes any revision in price whatsoever) in which case a new Notice Period will begin (it being understood that there may be multiple extensions) and (y) promptly provide Parent with a list of any nonpublic information concerning the business of the Company and the Company Subsidiaries, and the present or future financial condition or results of operations thereof, provided to any third party, and, to the extent such information has not been previously provided to Parent, copies of such information, (B) during the Notice Period, the Company shall have negotiated with Parent and its Representatives in good faith with respect to any adjustments to the terms and conditions of this Agreement as would permit the Company Board not to make an Adverse Recommendation Change and (C) following the Notice Period the Company Board shall have determined in good faith (after consultation with its financial advisor and outside legal counsel) after taking into account any such modifications, changes or revisions to the terms of this Agreement proposed by Parent (taking into account, among other things, (I) the terms of such offer and (II) such legal, financial, regulatory, timing, financing, conditionality (i.e. closing conditions) and other aspects of such offer which the Company Board deems relevant), that (x) failure to effect the Adverse Recommendation Change action still would be inconsistent with the directors’ fiduciary duties to the Company’s stockholders under applicable Law and (y) if the intended Adverse Recommendation Change is the result of a Superior Proposal, the Superior Proposal would continue to constitute a Superior Proposal even if such changes were to be given effect.

Section 6.3. Publicity. The initial press release with respect to the execution of this Agreement shall be a press release reasonably acceptable to Parent and the Company. Thereafter, so long as this Agreement is in effect, none of the Company, Parent or any of their respective Affiliates shall issue or cause the publication of any press release or other announcement with respect to the Offer, the Merger, this Agreement or any of the other Transactions without the prior written approval of the Company and Parent, as the case may be, except as may be required by Law or by any listing agreement with a securities exchange as determined in the good faith judgment of the party wanting to make such release or announcement; provided, that no party hereto shall be required to obtain the prior written approval of another party in connection with any press release or public announcement in connection with the Company Board making an Adverse Recommendation Change or having resolved to do so. Each of Parent and the Company may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as such statements are substantially similar to previous press releases, public disclosures or public statements made jointly by Parent and the Company (or individually, if approved by the other party).

Section 6.4. Access to Information.

(a) During the period prior to the Effective Time, the Company shall afford to the officers, employees, accountants, counsel and other Representatives of Parent access to senior executives of the Company to answer Parent’s questions concerning the business, operations and affairs of the Company and the Company Subsidiaries and access to the Company’s and each of the Company Subsidiaries’ properties, books, contracts, commitments and records, in each case, as reasonably requested by Parent; provided, that in each case, such access shall be given at reasonable times and upon reasonable notice and Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business, operations or personnel of the Company or the Company Subsidiaries; provided, further, that such access shall not include any sampling or testing of any soil, air, water, groundwater or any other media or material other than with the Company’s prior approval (which approval may be denied in the Company’s sole and absolute discretion) or with the approval of Republic in connection with the Republic Transaction to conduct such sampling or testing. From the date hereof until this Agreement is terminated, Parent and Purchaser shall be provided, at the Company’s corporate office location, such office space as is reasonably requested by Parent for its Representatives to have access to the books and records and, subject to Section 6.4(b) the employees, of the Company and the Company Subsidiaries. For the avoidance of doubt, such access shall include, but not be limited to, reasonable access to, and cooperation from, the Company’s information technology systems and, subject to Section 6.4(b), employees to permit the integration of such systems with those of Parent’s and Purchaser’s own systems.

(b) Without limitation of the foregoing, all requests for access shall be made to such Representatives of the Company as it shall designate, who shall be solely responsible for coordinating all such requests and access thereunder. Prior to the Effective Time, each of Parent and Purchaser shall not, and shall cause their respective Representatives and Affiliates not to, contact or otherwise communicate with the respective employees of the Company and the Company Subsidiaries regarding the businesses of the Company and the Company Subsidiaries, this Agreement or any of the Transactions without first obtaining the reasonable consent of the Company in writing.

(c) The Company makes no representation or warranty as to the accuracy of any information provided pursuant to Section 6.4(a), and neither Purchaser nor Parent may rely on the accuracy of any such information, other than as expressly set forth in the Company’s representations and warranties in Article IV.

(d) The information provided pursuant to Section 6.4(a) will be used solely for the purpose of effecting the Transactions and will be governed by the terms of the Confidentiality Agreement.

Section 6.5. Further Assurances; Regulatory Matters. Subject to the terms and conditions of this Agreement, each of Parent, Purchaser and the Company shall, and Parent shall cause Purchaser to, cooperate with each other and use (and shall cause their respective Subsidiaries to use) reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party with respect to the Offer, the Merger or the other Transactions and, subject to the conditions set forth in Article VII, to consummate the Transactions as promptly as practicable and (ii) promptly to prepare and file all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to use commercially reasonable efforts to obtain, as soon as practicable after the date of this Agreement, all necessary Permits of all Governmental Entities necessary or advisable in connection with consummating the Transactions, including the Company Required Governmental Approvals and Parent Required Governmental Approval. Parent and Purchaser shall, and Parent shall cause Affiliates of Parent and Purchaser to, vote all shares of Common Stock beneficially owned by them (including all Shares which have been accepted for payment pursuant to Article III) in favor of adoption of this Agreement and the Merger at any stockholders meeting at which adoption of this Agreement and the Merger is voted upon.

Section 6.6. Employee Benefit Plans.

(a) To the extent permitted by applicable Law, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries, to honor and perform in accordance with their terms all of the Benefit Plans, subject to the right to amend or terminate such arrangements in accordance with their terms. Notwithstanding the foregoing, effective as of the date immediately preceding the Effective Time, the Company shall take all action necessary to terminate, and shall cause to be terminated, any Benefit Plan intended to be compliant with Section 401(k) of the Code (the “Company 401(k) Plan”).

(b) Notwithstanding any provision of this Agreement to the contrary, for at least one (1) year following the Closing, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, provide each employee of the Surviving Corporation and its Subsidiaries with compensation (including base salary or wages and incentive compensation opportunities) and employee benefits (other than severance benefits as described in Section 6.6(d)) which, in the aggregate, are no less favorable to such employee than the compensation and employee benefits (excluding any equity based compensation or benefits) provided by Parent to similarly situated employees.

(c) Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, (i) credit all service with the Company and any of the Company Subsidiaries (including service recognized by the Company or any of the Company Subsidiaries for service with other Persons) for all purposes (other than benefit accrual under a “defined benefit plan” within the meaning of Section 3(35) of ERISA) under any employee benefit plan, policy or program including, without limitation, any severance benefits arrangement, or vacation or other paid time off policy, applicable to employees of the Surviving Corporation or any of its Subsidiaries after the Closing, (ii) waive any waiting period, pre-existing condition or limitation or exclusion and any actively-at-work requirement with respect to employees of the Company or any of the Company Subsidiaries and their dependents under any group health plan or other welfare benefit plan, and (iii) recognize the dollar amount of all expenses incurred by employees of the Company or any of the Company Subsidiaries and their dependents in the plan year in which such employees begin to participate in a group health plan of Parent or any of Parent’s Subsidiaries for purposes of deductibles, co-payments and maximum out-of-pocket limits under any such group health plan.

(d) Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, pay severance benefits to persons who were employees of the Company or any of the Company Subsidiaries prior to the Effective Time and whose employment with the Company, the Surviving Corporation or any of their respective Subsidiaries is terminated for reasons other than misconduct within one (1) year following the Effective Time in amounts in accordance with the amount of severance benefits set forth Section 6.6(d) of the Company Disclosure Schedule, with such payment to be contingent upon the employee’s timely execution (without revocation) of a waiver and release of all employment-related claims.

(e) Notwithstanding anything to the contrary in this Section 6.6, the parties expressly acknowledge and agree that: (i) nothing in this Agreement shall be deemed or construed to require Parent, the Surviving Corporation or any of their Affiliates or Subsidiaries to continue to employ any particular employee for any period after Closing; (ii) nothing in this Agreement shall be construed to create a right in any employee to employment with Parent, Surviving Corporation or any of their Affiliates or Subsidiaries; and (iii) nothing in this Agreement shall be deemed or construed to limit the right of Parent, Surviving Corporation or any of their Affiliates or Subsidiaries to terminate the employment of any employee during any period after Closing. Notwithstanding the foregoing, nothing contained herein, whether express or implied, shall be treated as an amendment or other modification of any Benefit Plan, or shall limit the right of Parent, the Surviving Corporation and its Subsidiaries to amend, terminate or otherwise modify any employee benefit plan or arrangement sponsored by Parent or the Surviving Corporation and its Subsidiaries following the Closing Date.

Section 6.7. Indemnification and Insurance.

(a) From and after the Effective Time, Parent and the Surviving Corporation shall, jointly and severally (and Parent shall cause the Surviving Corporation to), indemnify, defend and hold harmless, to the fullest extent permitted under the NPCL or other applicable Law, each Person who is now, or has been at any time prior to the date of this Agreement or who becomes such prior to the Effective Time, an officer or director of the Company or any of the Company Subsidiaries (individually, an “Indemnified Party,” and collectively, the “Indemnified Parties”) against any and all losses, claims, damages, costs, expenses (including reasonable attorneys’ fees and disbursements), obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges), fines, liabilities, judgments, and amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld, delayed or conditioned) (collectively, “Indemnified Liabilities”), paid or incurred in connection with investigating, defending, serving as a witness with respect to or otherwise participating in (and including preparation for any of the foregoing) any pending, threatened, asserted or completed claim, action, suit, proceeding, inquiry or investigation (including, without limitation, any action brought by an Indemnified Party under this Section 6.7, any action on appeal, or any arbitration or other alternative dispute resolution mechanism), whether civil or criminal, and whether instituted by the Company, the Surviving Corporation, any Governmental Entity or any other party, (each, a “Proceeding”) to the extent such Proceeding arises out of or pertains to (i) any action or omission or obligation or omission in such Indemnified Party’s capacity as a director or officer of the Company or any Company Subsidiary prior to the Effective Time or (ii) acts or omissions occurring in connection with this Agreement or any of the Transactions, whether asserted or claimed prior to, at or after, the Effective Time. In the event that any claim for Indemnified Liabilities is asserted or made by an Indemnified Party, any determination required to be made with respect to whether such Indemnified Party’s conduct complies with the standards set forth under the NPCL or other applicable Law shall be made by independent legal counsel mutually agreeable to Parent and such Indemnified Party. Parent shall, or shall cause the Surviving Corporation to, advance (within thirty (30) days of receipt of written request) all reasonable out-of-pocket expenses of each Indemnified Party in connection with any Proceeding as such expenses (including reasonable attorneys’ fees and disbursements) are incurred upon receipt from such Indemnified Party of a request therefor (accompanied by invoices or other relevant documentation); provided (if and to the extent required by the NPCL or other applicable Law) that such Indemnified Party undertakes to repay such amount if it is ultimately determined that such Indemnified Party is not entitled to be indemnified under the NPCL or other applicable Law with respect to such Proceeding. In the event any Proceeding is brought against any Indemnified Party (and in which indemnification could be sought by such Indemnified Party hereunder), Parent and the Surviving Corporation shall each use commercially reasonable efforts to assist in the vigorous defense of such matter; provided that neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in such Proceeding without the prior written consent of such Indemnified Party if and to the extent the terms of the proposed settlement, compromise or judgment involve any non-monetary relief from such Indemnified Party. Notwithstanding the foregoing, the Indemnified Parties as a group may retain only one law firm to represent them with respect to each matter unless there is, under application standards of professional conduct, a conflict on any material issue between the positions of any two or more Indemnified Parties.

(b) All rights to indemnification and advancement of expenses existing in favor of, and all exculpations and limitations of the personal liability of, the directors, officers and employees of any of the Company and the Company Subsidiaries in the Company Articles or Company By-Laws (or comparable organizational documents of the Company Subsidiaries)

as in effect as of the Effective Time with respect to matters occurring at or prior to the Effective Time, including the Offer, the Merger and the other Transactions, shall survive the Merger and shall continue in full force and effect thereafter, without any amendment thereto. The Surviving Corporation shall not, and Parent shall cause the Surviving Corporation not to, distribute or dispose of assets in a manner that would render the Surviving Corporation unable to satisfy any of its obligations pursuant to this Section 6.7.

(c) For a period of six (6) years after the Effective Time, the Surviving Corporation shall, and shall cause its Subsidiaries to, and Parent shall cause the Surviving Corporation and its Subsidiaries to, maintain in effect the current directors’ and officers’ liability insurance policies maintained by or for the Company and/or the Company Subsidiaries for the benefit of those Persons who are covered by such policies as of the Effective Time with respect to claims arising in whole or in part from matters occurring or allegedly occurring at or prior to the Effective Time (provided that the Surviving Corporation and its Subsidiaries may substitute therefor policies of at least the same coverage containing terms and conditions that are at least as beneficial to the beneficiaries of the current policies and with reputable carriers having an A.M. Best rating comparable to the Company’s current carrier); provided, however, that each of Parent and the Surviving Corporation and its Subsidiaries shall, and Parent shall cause the Surviving Corporation and its Subsidiaries to, first use commercially reasonable efforts to obtain a “tail” policy on terms and conditions at least as beneficial in the aggregate for claims arising out of acts or conduct occurring at or prior to the Effective Time and effective for claims asserted prior to or during the six (6)-year period referred to above (and, with respect to claims made prior to or during such period, until final resolution thereof), and only if Parent and the Surviving Corporation and its Subsidiaries are unable, after exerting commercially reasonable efforts, to obtain such a “tail” policy, then Parent or the Surviving Corporation and its Subsidiaries will be required to obtain such coverage from such carriers in annual policies; and, provided, further that (i) if the existing policies expire or are terminated or cancelled during such six (6)-year period, each of Parent and the Surviving Corporation and its Subsidiaries shall, and Parent shall cause the Surviving Corporation and its Subsidiaries to, use commercially reasonable efforts to obtain policies of at least the same coverage containing terms and conditions that are at least as beneficial to the beneficiaries of the current policies with reputable carriers having an A.M. Best rating comparable to the Company’s current carrier, (ii) Parent or the Surviving Corporation and its Subsidiaries, as the case may be, shall not be required to spend as an annual premium therefor an amount in excess of 175% of the premium therefor as of the date of this Agreement and (iii) if, during such six (6)-year period, such insurance coverage cannot be obtained at all or can be obtained only for an amount in excess of 175% of the current annual premium therefor, Parent or the Surviving Corporation and its Subsidiaries, as the case may be, shall use commercially reasonable efforts to cause to be obtained as much directors’ and officers’ liability insurance coverage as can be obtained for an amount equal to 175% of the current annual premium therefor, on terms and conditions that are at least as beneficial to the Company’s and the Company Subsidiaries’ existing directors’ and officers’ liability insurance.

(d) Notwithstanding any provision of this Agreement to the contrary, prior to the Effective Time the Company shall be permitted to purchase prepaid “tail” policies in favor of the individuals referred to in Section 6.7(c) with respect to the matters described therein (provided that the premium therefor shall not exceed 175% of the annual premium therefor as of the date of this Agreement). If and to the extent such policies have been obtained prior to the Effective Time, Parent shall, and shall cause the Surviving Corporation to, maintain such policies in effect and continue to honor the obligations of the Company thereunder.

(e) Parent shall, and shall cause the Surviving Corporation to, honor and perform in accordance with their terms all indemnification agreements in effect as of the date of this Agreement between the Company, on the one hand, and any director or officer of the Company, on the other hand.

(f) The provisions of this Section 6.7 (i) are intended to be for the benefit of, and shall be enforceable by, each Person who is now, or who has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an Indemnified Party, his or her heirs and his or her personal representatives, (ii) shall be binding on Parent and the Surviving Corporation and their respective successors and assigns, (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have, whether pursuant to Law, Contract, any Benefit Plan, the Company Articles or Company By-Laws (or comparable organizational documents of the Company Subsidiaries or the Surviving Corporation), or otherwise and (iv) shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party without the consent of such Indemnified Party.

(g) In the event that Parent or the Surviving Corporation or any of their respective successors or permitted assigns (each, an “Indemnifying Party”) (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of such Indemnifying Party assume all the obligations of such Indemnifying Party pursuant to this Section 6.7. In addition, if upon or following any merger, consolidation or sale of assets any Indemnifying Party is or becomes a direct or indirect Subsidiary of another Person, the ultimate parent entity of such Indemnifying Party shall guaranty the obligations of such Indemnifying Party pursuant to this Section 6.7.

Section 6.8. Obligations of Parent and Purchaser. Prior to the earlier of the Effective Time or the termination of this Agreement in accordance with Section 8.1:

(a) Purchaser shall not, and Parent shall cause Purchaser not to, undertake any business or activities other than in connection with this Agreement and engaging in the Offer, the Top-Up Option, the Merger and the other Transactions.

(b) Parent shall take all action necessary to cause Purchaser to perform its obligations under this Agreement and to consummate the Offer, the Merger and the other Transactions on the terms and conditions set forth in this Agreement.

(c) Parent and Purchaser shall not (and Parent shall cause the other Affiliates of Parent not to) engage in any action or enter into any transaction or permit any action to be taken or transaction to be entered into that could reasonably be expected to delay or prevent the consummation of, or otherwise adversely affect, the Offer, the Top-Up Option, the Merger or any of the other Transactions (including the financing thereof).

Section 6.9. Defense of Litigation.

(a) Prior to the Closing, the Company shall control, and the Company shall, subject to such limitations as counsel to the Company reasonably determines are necessary or desirable to protect any attorney-client privilege of the Company, give Parent the opportunity to participate in the defense of any litigation brought by stockholders of the Company against the Company and/or its directors relating to the transactions contemplated by this Agreement; provided, however, that the Company shall not settle or offer to settle any claim, action, suit, charge, investigation or proceeding against the Company, any of the Company Subsidiaries or any of their respective directors or officers by any stockholder of the Company arising out of or relating to this Agreement or the transactions contemplated by this Agreement without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned). The Company shall not cooperate with any Person that may seek to restrain, enjoin, prohibit or otherwise oppose the transactions contemplated by this Agreement, and the Company shall, subject to such limitations as counsel to the Company reasonably determines are necessary or desirable to protect any attorney-client privilege of the Company, cooperate with Parent and Purchaser in resisting any such effort to restrain, enjoin, prohibit or otherwise oppose such transactions. For the avoidance of doubt, Parent or the Surviving Corporation shall assume control of any of the foregoing matters from and after the Closing Date.

(b) In connection with this Agreement, the Company and Parent acknowledge that they share common legal interests with respect to the Abcouwer Matters. As a result of these common legal interests, from and after the date hereof until the Closing Date, Parent shall have the right, in its sole discretion, to participate in, and to retain co-counsel (at Parent’s sole cost and expense) with respect to, the Abcouwer Matters. Parent and Parent’s counsel shall be informed in advance of all matters of significance in the Abcouwer Matters and any actions taken in the Abcouwer Matters shall require the joint approval of the Company and Parent. If, in the reasonable opinion of Parent, the Company or its counsel fails to diligently defend or pursue such Abcouwer Matters, Parent shall be entitled to assume control of the Abcouwer Matters. The Company and its counsel shall cooperate with Parent and Parent’s counsel in all reasonable respects in connection with the Abcouwer Matters, and, notwithstanding anything to the contrary herein, any actions taken in respect of the Abcouwer Matters shall require the joint approval of the Company and Parent pursuant to the Joint Defense Agreement.

(c) For the avoidance of doubt, Parent shall assume control of the Abcouwer Matters from and after the Closing Date.

Section 6.10. Takeover Statutes. If any anti-takeover statute or similar Law is or becomes applicable to this Agreement, the Offer (including the Tender Agreements), the Merger or the transactions contemplated by this Agreement, each of Parent and the Company and their respective Boards of Directors shall (a) take all reasonable action to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and (b) otherwise act to eliminate or minimize the effects of such takeover statute or Law.

Section 6.11. Rule 14d-10(d) Matters. Prior to the Acceptance Time and to the extent permitted by Law, the Company (acting through the Company Board, compensation committee or the Company independent directors, to the extent required) will take all such steps as may be required to cause each agreement, arrangement or understanding entered into by the Company or the Company Subsidiaries on or after the date hereof with any officer, director or employee that holds Shares pursuant to which compensation is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to otherwise satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Section 6.12. Section 16 Matters. Prior to the Effective Time, the Company Board shall take all such steps as may be required to cause any dispositions of Shares (including any derivative securities with respect thereto) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.13. Notices of Certain Events. The Company shall notify Parent and Purchaser, and Parent and Purchaser shall notify the Company, promptly of (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, (b) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement, (c) any Proceedings commenced, or to such party’s knowledge, threatened, against the Company or the Company Subsidiaries or Parent or its Subsidiaries, as applicable, that are related to the transactions contemplated by this Agreement, and (d) any representation or warranty of such party contained in this Agreement becoming untrue or inaccurate in any material respect, or the material failure of any party to comply with or satisfy any covenant, condition or agreement in this Agreement, in each case such that any of the conditions set forth in Exhibit A would not be satisfied or would give rise to a right a termination set forth in Section 8.1(e). In addition, the Company shall notify Parent and Purchaser promptly of any change or event having, or which is reasonably likely to have, a Company Material Adverse Effect or which would reasonably be likely to result in the failure of any of the conditions set forth in Exhibit A to be satisfied. In no event shall (x) the delivery of any notice by a party hereto pursuant to this Section 6.13 limit or otherwise affect the respective rights, obligations, representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement, or (y) disclosure by the Company or Parent be deemed to amend or supplement the Company Disclosure Schedule or constitute an exception to any representation or warranty.

ARTICLE VII

CONDITIONS

Section 7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (which may be waived in whole or in part by such party):

(a) Stockholder Approval. If required by Law, the Company Stockholder Approval shall have been obtained.

(b) Restraints. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other statute, law, rule, legal restraint or prohibition shall be in effect restraining, enjoining, prohibiting or otherwise making illegal the consummation of the Merger and the other transactions contemplated hereby.

(c) Purchase of the Shares in the Offer. Purchaser shall have accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer (including any “subsequent offering period”) and if the Top-Up Option was exercised, the Top-Up Shares have been issued to Purchaser.

Section 7.2. Conditions to Parent’s and Purchaser’s Obligation to Effect the Merger. The obligation of Parent and Purchaser to effect the Merger shall be subject to (a) the delivery by the Company at or prior to the Closing of (i) evidence reasonably satisfactory to Parent and Purchaser that the Company 401(k) Plan has been terminated, (ii) a payoff letter from Gordian setting forth the entire amount to which it is entitled in connection with the Transactions pursuant to that certain letter agreement, dated April 17, 2015, as amended (the “Gordian Agreement”), and representing and agreeing that all Shares or other equity interests issuable thereunder have been issued and (iii) a payoff letter from M3 Appalachia Gathering, LLC setting forth the entire amount to which it is entitled from the Company or its Subsidiaries pursuant to that certain Waterline Construction Agreement, dated July 16, 2014 and (b) the absence of any Involuntary Petition.

Section 7.3. Frustration of Closing Conditions. Neither the Company nor Parent may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 7.1, as the case may be, to be satisfied if such failure was caused in any material respect by such party’s breach of any provision of this Agreement or failure to use such efforts to consummate the Merger and the other transactions contemplated hereby.

ARTICLE VIII

TERMINATION

Section 8.1. Termination. Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and the Offer or the Merger may be abandoned at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after the approval and adoption of this Agreement by the stockholders of the Company:

(a) By the mutual written consent of the Company and Parent;

(b) By either the Company or Parent:

(i) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger and such order, decree, ruling or other action shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (b)(i) shall have used commercially reasonable efforts to challenge such order, decree, ruling or other action;

(ii) if the Acceptance Time has not occurred by December 31, 2016 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any party whose breach of this Agreement has been the cause of, or resulted in, the failure of the Acceptance Time to occur on or before the Outside Date; or

(iii) if any state or federal law, rule or regulation is adopted or issued which has the effect of prohibiting the Offer or the Merger.

(c) By the Company, if, prior to the Acceptance Time, the Company Board approves a Superior Proposal, provided that the applicable provisions of Section 6.2 have been complied with in all material respects by the Company and the Company Board has approved the termination of this Agreement and promptly enters into a definitive agreement providing for the implementation of the Superior Proposal.

(d) By the Company if prior to the Acceptance Time, Purchaser shall have (x) breached or failed to perform in any material respect any of its covenants or obligations required to be performed by it wider this Agreement or (y) breached any of its representations or warranties in any material respect, which breach or failure is either incurable or, if curable, is not cured by Parent and/or Purchaser by the earlier of (A) twenty (20) days following receipt by Parent of written notice of such breach or failure and (B) the Outside Date; provided, at the time of the delivery of such written notice, the Company shall not be in material breach of its covenants under this Agreement.

(e) By Parent, if:

(i) there shall have been a breach of any representation or warranty on the part of the Company set forth in this Agreement or if any representation or warranty of the Company shall have become untrue in either case such that the condition set forth in paragraph (c) of Exhibit A would not be satisfied or would be incapable of being satisfied by the earlier of (A) twenty (20) days following receipt by the Company of written notice of such breach or (B) the Outside Date; provided, that at the time of the delivery of such written notice, Parent shall not be in material breach of its obligations under this Agreement;

(ii) there shall have been a breach or breaches by the Company of its covenants or agreements hereunder that remains uncured, or is incapable of being cured, such that the conditions set forth in paragraph (d) of Exhibit A would not be satisfied or would be incapable of being satisfied by the earlier of (A) twenty (20) days following receipt by the Company of written notice of such breach or (B) the Outside Date; provided, that at the time of the delivery of such written notice, Parent shall not be in material breach of its obligations under this Agreement;

(iii) the Closing Date has not occurred by the date required in the Forbearance Agreement and the Company fails to obtain a waiver or extension of such date;

(iv) the Company or any of the Company Subsidiaries files, or consents or acquiesces by answer or otherwise to the filing against it of a petition for relief or reorganization or rearrangement, readjustment or similar relief or any other petition in bankruptcy, or suffers an involuntary filing of a petition by a third Person (each, an “Involuntary Petition”) that is not dismissed within 30 days of the date it is filed, for liquidation or to take advantage of any bankruptcy, insolvency, dissolution, reorganization, moratorium or other similar Law of any jurisdiction; or

(v) if the Tri-Party Agreement is terminated for any reason, or if Republic or Trans Energy is in material breach of, or if the Company has notified Parent of its intent to terminate or reject, the Tri-Party Agreement.

(f) By Parent, if the Company Board (i) withdraws or modifies, in a manner adverse to Parent, its recommendation to the Company’s stockholders referred to in Section 4.3(b) (it being understood and agreed that any “stop-look-and-listen” communication to the Company’s stockholders of the nature contemplated by Rule 14d-9 under the Exchange Act shall not be deemed to constitute a withdrawal or modification of such recommendation), or (ii) approves or recommends to the Company’s stockholders an Alternative Proposal.

Section 8.2. Effect of Termination. The party desiring to terminate this Agreement pursuant to Section 8.1 shall deliver written notice (pursuant to Section 9.4) of such termination to the other party or parties specifying the provision of this Agreement pursuant to which such termination is made, and this Agreement (other than this Section 8.2, Section 8.3 (if applicable), and the applicable Sections of Articles I and IX (and any other definitions of terms contained in any such Sections or Articles under this Agreement), which shall survive any termination of this Agreement) shall immediately become null and void, and there shall be no liability or obligation on the part of Parent, Purchaser or the Company under this Agreement; provided, however, that none of the parties shall be relieved from liability for any willful material breach of any of its covenants or conditions contained in this Agreement and, furthermore, neither Parent nor Purchaser shall be relieved from liability for any failure on the part of Parent and/or Purchaser to have sufficient funds to consummate the Transactions and make all payments referred to in Section 2.11. For the avoidance of doubt, the Confidentiality Agreement shall survive any termination of this Agreement in accordance with the terms set forth therein.

Section 8.3. Termination Fee.

(a) If (i) the Company (A) receives an Alternative Proposal after the date of this Agreement and prior to the termination of this Agreement that has been communicated to senior management of the Company or the Company Board or that has been publicly disclosed and has not been terminated or withdrawn, (B) this Agreement is thereafter terminated by the Company or Parent pursuant to Section 8.1(b)(ii), or by Parent pursuant to Sections 8.1(e)(i) or 8.1(e)(ii), and (C) within one (1) year from the date of such termination of this Agreement, the Company consummates such Alternative Proposal; provided, that, for purposes of this Section 8.3(a)(i), “Alternative Proposal” shall have the meaning ascribed in Section 1.1 except that references to “20%” shall be replaced by “50%”; (ii) the Company terminates this Agreement pursuant to Section 8.1(c), or (iii) Parent terminates this Agreement pursuant to Section 8.1(e)(iv) or Section 8.1(f), then the Company shall pay to Parent the amount of $4,000,000 in cash (the “Termination Fee”) pursuant to Section 8.3(b) below.

(b) The Company shall pay the Termination Fee to Parent, by wire transfer of same day funds, at or prior to the time of termination, in the case of such termination by the Company, or as promptly as practicable (and in any event within two (2) Business Days of receipt of Parent’s termination notice pursuant to Section 8.2), in the case of such termination by Parent. Except to the extent required by applicable Law, the Company shall not withhold any withholding Taxes from any payment made pursuant to this Section 8.3. Notwithstanding any provision of this Agreement to the contrary, Parent and Purchaser agree that (i) payment of the Termination Fee, if such payment is payable and actually paid, shall be the sole and exclusive remedy of Parent and Purchaser against the Company, any of the Company Subsidiaries or any of the Company’s and the Company Subsidiaries’ respective former, current or future Representatives, stockholders or Affiliates for monetary damages and (ii) none of the Company, any of the Company Subsidiaries or any of the Company’s and the Company Subsidiaries’ respective former, current or future Representatives, stockholders or Affiliates shall have any liability or obligation, in any such case (clause (i) or (ii)) relating to, arising out of or with respect to this Agreement or any of the Transactions (whether relating to, arising out of or with respect to any matter(s) forming the basis for such termination or otherwise), in each case, other than in the event of fraud or willful misconduct. Without limitation of the foregoing, none of Parent, Purchaser, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any proceeding, claim, suit or action against, or seek damages from, the Company, any of the Company Subsidiaries or any other Person referred to in clause (i) or (ii) above, in contravention of the preceding sentence. Under no circumstances shall the Company Termination Fee be payable more than once.

ARTICLE IX

MISCELLANEOUS

Section 9.1. Amendment and Modification. Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified or supplemented in any and all respects, whether before or after any vote of the stockholders of the Company, if applicable, by written agreement of the parties hereto by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time; provided, however, that after the adoption of this Agreement by the stockholders of the Company, no amendment, modification or supplement shall be made that changes the consideration payable in the Offer or the Merger or adversely affects the rights of the Company’s stockholders under this Agreement or that otherwise requires further approval of stockholders under applicable Law without the prior approval of such stockholders; and, provided, further, that after the Effective Time no covenant or agreement of the parties hereto that contemplates performance after the Effective Time may be amended, modified, waived or supplemented.

Section 9.2. Extension; Waiver. At any time prior to the Effective Time, the parties may (i) extend the time for the performance of any of the obligations or other acts of any party, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement and (iii) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise of any such rights preclude any other or further exercise thereof.

Section 9.3. Nonsurvival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.3 shall not limit any covenant or agreement of the parties hereto that contemplates performance after the Effective Time.

Section 9.4. Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile, at the facsimile telephone number specified in this Section 9.4, prior to 5:00 p.m., New York City time, on a Business Day, (ii) the Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section 9.4 (x) at or after 5:00 p.m., New York City time, on a Business Day or (y) on a day that is not a Business Day, (iii) when received, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required or permitted to be given. The address for such notices and communications (unless changed by the applicable party by like notice) shall be as follows:

(a)	if to the Company, to:

Trans Energy, Inc.

210 Second Street

P.O. Box 393

St. Marys, West Virginia 26170

Attention: John G. Corp

Telephone No.: 304-684-7053

Facsimile No.: 304-684-3658

with a copy (which shall not constitute notice) to:

Haynes and Boone, LLP

1221 McKinney Street

Suite 2100

Houston, Texas 77010

Attention: Bill Nelson

Telephone No.: (713) 547-2084

Facsimile No: (713) 236-5557

(b)	if to Parent or Purchaser, to:

EQT Corporation

625 Liberty Avenue

Suite 1700

Pittsburgh, Pennsylvania 15222

Attention: General Counsel

Telephone No.: (412) 553-5700

Facsimile No.: (412) 553-7781

with a copy (which shall not constitute notice) to:

Baker Botts L.L.P.

98 San Jacinto Boulevard

Suite 1500

Austin, Texas 78701-4078

Attention: Mike Bengston

Telephone No.: (512) 322-2661

Facsimile No: (512) 322-8349

Section 9.5. Counterparts. This Agreement may be executed in two (2) or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when each party has received counterparts signed by each of the other parties, it being understood and agreed that delivery of a signed counterpart of this Agreement by facsimile transmission or by email shall constitute valid and sufficient delivery thereof.

Section 9.6. Entire Agreement; Third Party Beneficiaries. This Agreement, the Tender Agreement, the Tri-Party Agreement, the Joint Defense Agreement and the Confidentiality Agreement: (i) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (ii) are not intended to confer upon any Person other than the parties hereto any rights or remedies whatsoever, except (x) if the Effective Time occurs, with respect to Article III, (y) the indemnified parties pursuant to Section 6.7 (who are intended third party beneficiaries thereunder) and (z) for the right of the Company, acting on behalf of the holders of Shares, to pursue any remedies or damages against Parent or Purchaser on behalf of such holders by reason of the proviso set forth in Section 8.2. In any successful action, suit or proceeding to enforce any provision of this Agreement referred to in clauses (x) or (y) of the preceding sentence, and without limiting any other remedies, each third party beneficiary commencing or participating in such action, suit or proceeding shall be entitled to recover from Parent all costs and reasonable attorneys’ fees incurred by it in connection therewith. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Article VII without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.7. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall nevertheless remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term, provision, covenant or restriction is invalid, illegal, void, unenforceable or against regulatory policy, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the Transactions are consummated as originally contemplated to the greatest extent possible.

Section 9.8. Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Nevada that apply to agreements made and performed entirely within the State of Nevada, without regard to the conflicts of laws provisions thereof or of any other jurisdiction.

Section 9.9. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Any purported assignment in violation of the provisions of this Agreement shall be null and void ab initio.

Section 9.10. Schedules. Notwithstanding anything to the contrary in this Agreement, disclosure set forth under one Section of the Company Disclosure Schedule shall be deemed to be disclosed in any other Section or Sections of the Company Disclosure Schedule where the applicability of such disclosure would be relevant or applicable to the extent such relevance or applicability is reasonably apparent on its face. It is understood and agreed that (a) nothing in the Company Disclosure Schedule is intended to broaden the scope of any representation or warranty of the Company contained in this Agreement and (b) the fact that any information is disclosed in the Company Disclosure Schedule shall not be construed to mean that such information is required to be disclosed by this Agreement. Without limiting the foregoing, the information set forth in the Company Disclosure Schedule, and the dollar thresholds set forth in this Agreement, shall not be used as a basis for interpreting the terms “material” or “Company Material Adverse Effect” or other similar terms in this Agreement.

Section 9.11. Expenses. Except as expressly set forth in this Agreement, whether or not the Offer and the Merger are consummated, all fees, costs and expenses incurred by any party to this Agreement or on its behalf in connection with this Agreement and the Transactions expressly contemplated by this Agreement shall be paid by the party incurring such expenses; provided that the costs and expenses incurred in connection with the filing, printing and mailing of the Schedule 14D-9 and the Proxy/Information Statement, if required, (including any SEC filing fees) shall be borne by the Company.

Section 9.12. Submission to Jurisdiction; Waivers.

(a) Each of the Company, Parent and Purchaser irrevocably agrees that any legal action, suit or proceeding arising out of or relating to this Agreement or any of the Transactions shall be brought and determined in the courts of the Eighth Judicial District of the State of Nevada (Clark County, Nevada) or, if under applicable Law exclusive jurisdiction over the matter is vested in the federal courts, in any federal court located in Clark County, Nevada, and each of the Company, Parent and Purchaser hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Each of the Company, Parent and Purchaser hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any such action, suit or proceeding, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (ii) that it or its property is exempt or immune from jurisdiction of such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (x) such action, suit or proceeding in any such court is brought in an inconvenient forum, (y) the venue of such action, suit or proceeding is improper and (z) this Agreement, the Transactions or the subject matter hereof or thereof, may not be enforced in or by such courts.

(b) Each party hereto acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each party hereto irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action, suit or proceeding arising out of or relating to this Agreement or any of the Transactions. Each party hereto certifies and acknowledges that (i) no representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of any such legal action, suit or proceeding, (ii) such party has considered the implications of this waiver, (iii) such party makes this waiver voluntarily and (iv) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.12(b).

Section 9.13. Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereto (i) agrees that it shall not oppose the granting of such relief; (ii) hereby irrevocably waives any requirement for the security or posting of any bond in connection with such relief (it is understood that clause (i) of this sentence is not intended to, and shall not, preclude any party hereto from litigating on the merits the substantive claim to which such remedy relates); and (iii) the prevailing party shall be entitled to reimbursement of all costs and expenses including without limitation, all attorney’s fees. The parties hereby further acknowledge and agree that prior to the Closing, the Company shall be entitled to seek specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of Section 6.5 by Parent or Purchaser.

Section 9.14. Construction of Agreement.

(a) The terms and provisions of this Agreement represent the results of negotiations among the parties hereto, each of which has been represented by counsel of its own choosing, and none of which has acted under duress or compulsion, whether legal, economic or otherwise. Accordingly, the terms and provisions of this Agreement shall be interpreted and construed in accordance with their usual and customary meanings, and each of the parties hereto hereby waives the application in connection with the interpretation and construction of this Agreement of any Law to the effect that ambiguous or conflicting terms or provisions contained in this Agreement shall be interpreted or construed against the party whose attorney prepared the executed draft or any earlier draft of this Agreement.

(b) All references in this Agreement to Sections, Articles and Schedules without further specification are to Sections and Articles of, and Schedules to, this Agreement.

(c) The Table of Contents and the captions in this Agreement are for convenience only and shall not in any way affect the meaning, interpretation or construction of any provisions of this Agreement.

(d) The word “including” means “including but not limited to”.

(e) The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as the feminine and neutral genders of such term.

(f) Time is of the essence in the performance of the parties’ respective obligations under this Agreement.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Company, Parent and Purchaser have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

TRANS ENERGY, INC.

By:	/s/ John G. Corp.
Name:	John G. Corp.
Title:	President

EQT CORPORATION

By:	/s/ Steven T. Schlotterbeck
Name:	Steven T. Schlotterbeck
Title:	President

WV MERGER SUB, INC.

By:	/s/ Steven T. Schlotterbeck
Name:	Steven T. Schlotterbeck
Title:	President

Signature Page to

Agreement and Plan of Merger

Exhibit A

Notwithstanding any other term of the Offer or this Agreement, Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer, and, to the extent permitted by this Agreement, may amend or terminate the Offer, unless the Minimum Tender Condition shall have been satisfied. Furthermore, notwithstanding any other term of the Offer or this Agreement, Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for if, at any time on or after the date of this Agreement and before the expiration of the Offer, any of the following conditions exists and is continuing at the Acceptance Time:

(a) there shall be any temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other statute, law, rule, legal restraint or prohibition in effect restraining, enjoining, prohibiting or otherwise making illegal the consummation of the Offer or the other transactions contemplated thereby;

(b) (1) any of the representations and warranties set forth in the first sentence of Section 4.1(a), the representations and warranties set forth in Sections 4.1(b), 4.2(c), 4.3, 4.6 (with respect to clause (b) of the second sentence thereof), 4.20 or 4.21 shall fail to be true in all respects on and as of the date of determination as if made on such date, (2) the representations and warranties set forth in Sections 4.2(a) and 4.2(b) shall not be true and correct, as of the expiration of the Offer as if made on such date (except for representations and warranties that expressly speak only as of a specific date or time what are true and correct as of such date), except where the failure of such representations and warranties to be so true and correct as of such dates has not had and would not reasonably be expected to have more than a de minimis effect on the reasonably expected benefits of the Transactions to the Parent and Purchaser and (3) any of the representations of the Company set forth in Article IV other than those set forth in clauses (1) or (2) shall not be true and correct on the expiration of the Offer as if made on and as of the expiration of the Offer (except for representations and warranties that expressly speak only as of a specific date or time other than the expiration of the Offer, which need only be true and correct as of such other date or time), (i) except that representations and warranties that contain qualifications with respect to Company Material Adverse Effect shall be true and correct (subject to such qualifications) and (ii) except, in the case of all other representations and warranties, where the failure of such representations and warranties to be so true and correct has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect (disregarding any qualifications with respect to materiality or Company Material Adverse Effect contained therein);

(c) the Company shall have breached or failed to perform in any material respect its agreements and covenants to be performed or complied with by it under this Agreement and shall not have cured such breach, failure to perform or noncompliance prior to the expiration of the Offer;

(d) the Company shall have failed to deliver to Parent a certificate signed by an executive officer of the Company dated as of the date on which the Offer expires certifying that the conditions specified in the foregoing clauses (b) and (c) do not exist;

(e) since the date of the Merger Agreement, any fact(s), circumstance(s), event(s), change(s), effect(s) or occurrence(s) shall have occurred, other than as set forth in the Company Disclosure Schedule, which has or have had, individually or in the aggregate, a Company Material Adverse Effect;

(f) the consummation of the Republic Transaction in accordance with its terms has not yet occurred;

(g) the amounts set forth in the Payoff Letters delivered to Parent on the last day prior to the expiration of the Offer with respect to the Company Credit Agreement exceed $142,532,887.75 (except as such amount may be increased by reasonable professional fees and expenses);

(h) prior to the purchase of Shares pursuant to the Offer, the Company Board shall have withdrawn, modified or changed in a manner adverse to Parent and Purchaser, its recommendation of the Offer, the Merger or this Agreement other than pursuant to Section 6.2(b)(iii) of the Merger Agreement;

(i) there is a pending Involuntary Petition;

(j) the Company shall not have filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016; or

(k) this Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by Parent or Purchaser in whole or in part at any time and from time to time in their sole discretion (other than the Minimum Tender Condition), in each case, subject to the terms of this Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

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